Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into this 26th day of November, 2008 (the “Execution Date”), by and between Abrams Rentals LLC, a Delaware limited liability company (the “Purchaser”), Adler Tank Rentals, LLC, a New Jersey limited liability company (the “Seller”), each of Steven Adler and Howard Werner in their individual capacities (collectively, the “Members”), and as an additional party for limited purpose of Section 2.7 of this Agreement, McGrath RentCorp, a California corporation (the “Purchaser Parent”). Certain capitalized terms used in this Agreement are defined on Exhibit A hereto.

RECITALS

WHEREAS, Seller is engaged, together with certain Seller Affiliates, in the business of renting, and occasionally selling, Tanks and related products and providing services ancillary to the rental of Tanks and related products (the “Business”);

WHEREAS, the Members own 100% of the outstanding equity interests in Seller;

WHEREAS, Howard Werner controls Eagle Eye Management, LLC, a New Jersey limited liability company (“Eagle Eye”), which is a Seller Affiliate that provides employees to the Business;

WHEREAS, Steven Adler controls Frost Realty Company, LLC, a New Jersey limited liability company (“Frost”), which is a Seller Affiliate that owns real property used in the Business;

WHEREAS, Steven Adler controls Jaws Realty, LLC, a Texas limited liability company (“Jaws”), which is a Seller Affiliate that owns real property used in the Business;

WHEREAS, Purchaser desires to purchase from the Members and Seller, and the Members and Seller desire to sell or cause to be sold to Purchaser, substantially all of the assets, properties, rights and claims of, or related to, the Business on the terms and conditions set forth herein; and

WHEREAS, the Members have agreed to execute and deliver to Seller and Purchaser an action by unanimous written consent pursuant to the New Jersey Limited Liability Company Act, in the form attached as Exhibit B hereto (the “Members’ Consent”), immediately after the execution of this Agreement in order to adopt this Agreement and to cause Seller and the Seller Affiliates to perform the obligations, as applicable, set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

ARTICLE	1 THE TRANSACTION

1.1 Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and the Members shall cause each applicable Seller Affiliate to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from Seller (or such Seller Affiliate, as applicable), all of Seller’s and any such Seller Affiliate’s right, title and interest in, to and under the assets, properties, goodwill and rights used in the conduct of the Business of every nature, kind and description, tangible and intangible, wherever located, whether or not carried on the books of Seller existing on the Closing Date (other than the Excluded Assets) (collectively, the “Purchased Assets”), including the following:

(a) Receivables. All accounts and notes receivable, checks, negotiable instruments and chattel papers (the “Receivables”);

(b) Inventory. All inventory of the Business, consisting of all rentable equipment and Tanks in inventory and berms and liners, wherever located and whether held by Seller, a Seller Affiliate, or third parties (collectively, the “Inventory”), including the Inventory listed on Section 4.12 of the Business Disclosure Schedule and any and all rights to market, lease, rent and sell all such Inventory;

(c) Machinery and Equipment. All tools, machinery and equipment owned or leased by Seller or a Seller Affiliate, used (other than the incidental use of an asset used primarily by a Seller Affiliate in a distinct line of business other than the Business) or held for use in the Business, wherever located and whether held by Seller, a Seller Affiliate, or third parties (the “Machinery and Equipment”), including the Machinery and Equipment listed on Schedule 1.1(c);

(d) Owned and Leased Vehicles. All vehicles owned by Seller or a Seller Affiliate and all rights in, to and under vehicle leases to which Seller or a Seller Affiliate is a party, in each case, if used (other than the incidental use of an asset used primarily by a Seller Affiliate in a distinct line of business other than the Business) or held for use in the Business (collectively, the “Owned and Leased Vehicles”), including the Owned and Leased Vehicles listed on Schedule 1.1(d);

(e) Personal Property. All personal property, office furnishings and furniture, display racks, shelves, supplies, and other tangible personal property owned by Seller or a Seller Affiliate and used or held for use in the Business (including the Machinery and Equipment, the “Personal Property”), including the Personal Property listed on Schedule 1.1(e);

(f) Leased Real Property. All rights in, to and under the Real Property Leases for the locations used in the Business as listed on Schedule 1.1(f);

(g) Personal Property Leases. All rights in, to and under leases of personal property related to the Business (the “Personal Property Leases”), including the rights in the Personal Property Leases listed on Schedule 1.1(g);

(h) Intellectual Property and other Rights. All Business Intellectual Property, including the Business Intellectual Property listed on Section 4.18 of the Business Disclosure Schedule and any rights of Seller or any Seller Affiliate in and to the web sites, domain names, software, telephone, fax numbers and email accounts used in the Business;

(i) Deposits and Advances. All performance and other bonds, security and other deposits, advances, advance payments, prepaid credits and deferred charges (the “Deposits and Advances”) obtained or maintained by Seller in the conduct of the Business;

(j) Rebates and Credits. All rights in, to and under claims for refunds, rebates or other discounts due from suppliers or vendors and rights to offset in respect thereof (the “Rebates and Credits”), including those Rebates and Credits listed on Schedule 1.1(j);

(k) Business Contracts. All rights in, to and under any and all Contracts of the Business to which Seller, a Member or other Seller Affiliate is a party or may be bound or receive benefits in respect of the Business or by which the Purchased Assets or Assumed Liabilities may be affected (collectively, “Business Contracts”), including the Contracts set forth on Schedule 1.3(a);

(l) Governmental Approvals. All Governmental Approvals (and pending applications therefor) to the extent assignable;

(m) Claims. All commercial torts and other claims, choses-in-action, rights in action, rights to tender claims or demands to Seller’s or a Seller Affiliate’s insurance companies, rights to any insurance proceeds, and other similar claims arising out of the Business, Purchased Assets or the Assumed Liabilities (the “Business Claims”), including the Business Claims listed on Schedule 1.1(m), except for any Business Claim that relates exclusively to an Excluded Asset;

(n) Customer and Supplier Lists and Books and Records. All client, customer and supplier lists, for each of location where the Business operates and all other books, files, papers, agreements, correspondence, databases, information systems, programs, software, documents, records and documentation thereof related to any of the Purchased Assets or the Assumed Liabilities, or used in the Business, on whatever medium and wherever located (the “Books and Records”); and

(o) Other Assets. All other assets, properties, rights and claims used (other than incidental use of an asset used primarily by a Seller Affiliate’s distinct line of business) or held for use in the operations or conduct of the Business or which arise in or from the conduct of the Business.

1.2 Excluded Assets. Notwithstanding Section 1.1, the following assets of Seller or any Seller Affiliate (the “Excluded Assets”) shall not be included in the Purchased Assets:

(a) Cash. Cash, cash equivalents and marketable securities;

(b) Certain Debt. Any intercompany or intracompany receivable cash balances owed between Seller and any Seller Affiliates or between any Seller Affiliates;

(c) Organizational Documents. Certificate of Formation, the Operating Agreement, minute books, unit transfer records, or other records related to the organization of Seller;

(d) Employee Benefit Contracts. Business Benefit Plans and contracts of insurance for employee group medical, dental and life insurance plans;

(e) Insurance Policies. All insurance policies (except to the extent that coverage from any such policy applies to a Purchased Asset or an Assumed Liability specified in Section 1.1(m));

(f) Records. All personnel records and other records that Seller is required by law to retain in its possession;

(g) Deposits. Any Deposits and Advances, Rebates and Credits or Business Claims primarily related to any Excluded Liability; and

(h) Rights Under Certain Agreements. All rights under a Transaction Agreement.

1.3 Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall assign, and Purchaser shall assume only the Assumed Liabilities. Thereafter, Purchaser shall pay and discharge all such Assumed Liabilities as and when such Assumed Liabilities become due and owing. For the purposes of this Agreement, the “Assumed Liabilities” shall mean only the following Liabilities of Seller:

(a) Any Liability arising after the Closing Date under the Business Contracts set forth on Schedule 1.3(a) (the “Assumed Contracts”);

(b) Any Accrued Expenses set forth on the Interim Balance Sheet dated October 31, 2008 or incurred after the Interim Balance Sheet Date in the ordinary course of business (other than any payable to any Seller Affiliate, Taxes payable, or employee related payables in accordance with the definition of Excluded Liabilities), to the extent it remains as a current liability of the Business on the Closing Date; and

(c) Amounts to be paid to manufacturers for Tanks Subject to Claims as set forth on the invoices attached to Schedule 1.3(c).

1.4 Excluded Liabilities. Except for the Assumed Liabilities, Purchaser shall not assume and shall not be liable or responsible for any Liability of any Member, Seller or any Seller Affiliate (collectively, the “Excluded Liabilities”). Without limiting the foregoing, Purchaser shall not be obligated to assume, and does not assume, and hereby disclaims any of the following Liabilities of Seller or any Seller Affiliates:

(a) Any Liability for breaches of any Business Contract arising, accruing or occurring from circumstances on or prior to the Closing Date or any Liability for payments or amounts due under any Business Contract on or prior to the Closing Date;

(b) Any Liability for Taxes attributable to or imposed upon the Members, Seller or any Seller Affiliate, or attributable to or imposed upon the Purchased Assets for the Pre-Closing Period, including any Transfer Taxes;

(c) Any Liability to any Member or any Seller Affiliate;

(d) Any Liability for or with respect to any loan, other indebtedness, including any such Liabilities owed to any Seller Affiliates not specifically included in the Assumed Liabilities;

(e) Any Liability arising from accidents, occurrences, misconduct, negligence, breach of fiduciary duty or statements made or omitted to be made (including libelous or defamatory statements) on or prior to the Closing Date, whether or not covered by workers’ compensation or other forms of insurance;

(f) Any Liability arising as a result of any legal or equitable action or judicial or administrative proceeding initiated at any time, to the extent related to any action or omission on or prior to the Closing Date, including any Liability for (i) breach of explicit or implied warranties; (ii) injury, death, property damage or other losses arising with respect to or caused by transportation or use of the Tanks; (iii) violations of any Legal Requirements (including federal and state securities laws); (iv) any matter arising under any Environmental and Safety Law; or (v) any matter disclosed on Section 4.25(a) of the Business Disclosure Schedule;

(g) Any Liability under any Business Benefit Plans or any contract of insurance of Seller or any Seller Affiliate for employee group medical, dental or life insurance plans arising or accruing on or prior to the Closing Date;

(h) Any Liability for making payments of any kind to employees (including as a result of the Transaction, termination of an employee by Seller, Eagle Eye, or any Seller Affiliate, other claims arising out of the terms of employment with Seller, Eagle Eye or any Seller Affiliate, or any payments contemplated by Schedule 6.2(v)) or with respect to payroll taxes;

(i) Any Liability incurred in connection with the making or performance of this Agreement and the Transaction;

(j) Any Liability of Seller or any Seller Affiliate pursuant to Environmental and Safety Laws based upon or arising from events, conditions, acts, omissions or circumstances occurring or existing on or prior to the Closing Date;

(k) Any costs or expenses incurred in connection with shutting down, deinstalling and removing equipment not purchased by Purchaser hereunder and any costs or expenses associated with any Business Contracts not assumed by Purchaser hereunder; and

(l) Any Liability for expenses and fees incurred by the Members, Seller or any Seller Affiliate incidental to the preparation of the Transaction Agreements, preparation or delivery of materials or information requested by Purchaser, and the consummation of the Transaction, including all broker, counsel and accounting fees and Transfer Taxes.

1.5 Non-Assignable Assets.

(a) Notwithstanding the foregoing, if any of the Business Contracts or other Purchased Assets are not assignable or transferable (each, a “Non-Assignable Asset”) without the consent of, or waiver by, a third party (each, an “Assignment Consent”), either as a result of the provisions thereof or applicable Legal Requirements, and any of such Assignment Consents are not obtained by Seller on or prior to the Closing Date, Purchaser may elect to either (i) have Seller (or the applicable Seller Affiliate) permanently retain the Non-Assignable Asset and all Liabilities relating thereto at the Closing; or (ii) have Seller (and have Members cause Seller or the applicable Seller Affiliate to) continue its efforts to obtain the Assignment Consents after Closing, and, in either case, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Assets, and Purchaser shall not assume the rights or obligations under such Non-Assignable Asset (and such Non-Assignable Asset shall not be included in the Purchased Assets) until such Assignment Consent shall have been obtained. If Purchaser elects item (ii) above, without limiting the Members’ and Seller’s obligations under Section 6.9, Seller shall (and Members shall cause Seller or the applicable Seller Affiliate to) use its reasonable best efforts to obtain all such Assignment Consents as soon as reasonably practicable after the Closing Date and thereafter assign to Purchaser such Non-Assignable Assets. Following any such assignment, such assets shall be deemed Purchased Assets for purposes of this Agreement. This Section 1.5(a) shall at all times remain subject to Article 9.

(b) After the Closing, Seller and the Members shall cooperate with Purchaser, and cause all Seller Affiliates to cooperate with Purchaser, and Purchaser shall cooperate with Seller, in any reasonable arrangement designed to provide Purchaser with all of the benefits of the Non-Assignable Assets as if the appropriate Assignment Consents had been obtained, including by granting subleases and establishing arrangements whereby Purchaser shall undertake the work necessary to perform under the Business Contracts.

ARTICLE 2	CONSIDERATION FOR TRANSFER

2.1 Purchase Price.

(a) Subject to the terms and conditions of this Agreement, as full consideration for the sale, assignment, transfer and delivery of the Purchased Assets by Seller and the applicable Seller Affiliates to Purchaser, Purchaser shall deliver to Seller at the Closing an executed Assignment and Assumption Agreement and (i) Eighty Million U.S. Dollars ($80,000,000.00) in cash, subject to adjustment or withholding as set forth in Sections 2.2, 2.3, and 2.4 (the “Cash Consideration”) plus (ii) 40,000 shares of the Purchaser Parent’s common stock, no par value per share (collectively, the “Restricted Shares”) ((i) and (ii) collectively, the “Purchase Price”), payable in the following manner:

(x) A wire transfer of the Cash Consideration, as adjusted, in immediately available U.S. funds; and

(y) Issuance to the Members of 30,000 of the Restricted Shares in the name of Steven Adler, as the designee of Seller, and the remaining 10,000 of the Restricted Shares in the name of Howard Werner, as the designee of Seller.

2.2 Cash Consideration Net Working Capital Adjustment.

(a) Seller shall deliver to Purchaser at least five (5) Business Days prior to the expected Closing Date a written statement setting forth in reasonable detail an estimate of the Adjusted Net Working Capital of the Business as of the Closing Date, calculated in accordance with GAAP (the “Estimated Adjusted Net Working Capital Statement”). If the Estimated Adjusted Net Working Capital Statement is acceptable to Purchaser, in its sole discretion, the Cash Consideration shall be increased, dollar for dollar, by the amount by which the estimated Adjusted Net Working Capital set forth on the Estimated Adjusted Net Working Capital Statement (the “Estimated Adjusted Net Working Capital”) is greater than $4,877,232 and shall be decreased, dollar for dollar, by the amount by which the Estimated Adjusted Net Working Capital is less than such amount. If the Estimated Adjusted Net Working Capital Statement is not acceptable to Purchaser, in its sole discretion, and the parties do not adjust the Cash Consideration in accordance with this Section 2.2(a), the parties shall only adjust the Cash Consideration after Closing as set forth in paragraphs (b) through (d) of this Section 2.2 and for purposes of Section 2.2(d), the Estimated Adjusted Net Working Capital shall be deemed to be $4,877,232. “Adjusted Net Working Capital” shall mean an amount equal to the difference of (x) the sum of Accounts Receivable, Unbilled Accounts Receivable and Other Current Assets less (y) Accrued Expenses.

(b) As promptly as practicable, but in no event later than ninety (90) calendar days following the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement which sets forth a calculation of the Adjusted Net Working Capital of the Business on the Closing Date (the “Closing Adjusted Net Working Capital Statement”). Following Purchaser’s delivery of the Closing Adjusted Net Working Capital Statement and until the Final Resolution Date (as defined below), Purchaser shall permit Seller to have reasonable access during regular business hours to the books, records and work papers, in any media, upon which Purchaser prepared such calculation. Except as set forth below, the Closing Adjusted Net Working Capital calculation shall be deemed to be and shall be final, binding and conclusive on the parties upon the earlier of the following to occur (the “Final Resolution Date”): (i) Seller’s delivery of a written notice to Purchaser of its approval of the Closing Adjusted Net Working Capital Statement; (ii) the failure of Seller to notify Purchaser in writing of a dispute with the Closing Adjusted Net Working Capital Statement within thirty (30) calendar days of the delivery of such documents to Seller; (iii) the resolution of all disputes, pursuant to Section 2.2(c), by Purchaser and Seller; and (iv) the resolution of all disputes, pursuant to Section 2.2(c), by the Independent Accounting Firm (as defined below).

(c) Seller may dispute any amounts reflected on the Closing Adjusted Net Working Capital Statement by delivery of a written notice to Purchaser (the “Closing Adjusted Net Working Capital Statement Dispute Notice”). If Seller delivers a Closing Adjusted Net Working Capital Statement Dispute Notice to Purchaser, Purchaser and Seller shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If Purchaser and Seller are unable to reach a resolution within thirty (30) calendar days after the delivery of the Closing Adjusted Net Working Capital Statement Dispute Notice, Purchaser and Seller shall submit their respective determinations and calculations and the items remaining in dispute for resolution to an independent accounting firm of national reputation that has had no prior relationship with Purchaser, any Purchaser Affiliate, Seller or any Seller Affiliate and that is mutually acceptable to Purchaser and Seller and identified on Schedule 2.2(c)

(the “Independent Accounting Firm”). The parties shall cause the Independent Accounting Firm to submit a report to Purchaser and Seller with a determination regarding the remaining disputed items, within thirty (30) calendar days after submission of the matter, and such report shall be final, binding and conclusive on Purchaser and Seller. The fees, costs and expenses of the Independent Accounting Firm shall be paid by Purchaser and Seller in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party as finally determined by the Independent Accounting Firm bears to the total amount of such remaining disputed items.

(d) The Cash Consideration shall be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount by which the Closing Adjusted Net Working Capital of the Business determined in accordance with Sections 2.2(b) and 2.2(c) is greater or less than the amount of the Estimated Adjusted Net Working Capital of the Business determined in accordance with Section 2.2(a), provided, however, that no adjustment to the Cash Consideration shall be made if such increase or decrease is less than Ten Thousand Dollars ($10,000). Any such adjustment to the Cash Consideration shall be referred to as a “Cash Consideration Net Working Capital Adjustment”. If the Cash Consideration has increased as a result of the Cash Consideration Net Working Capital Adjustment, Purchaser shall pay any additional amount due to Seller by wire transfer of immediately available funds within five (5) Business Days of the Final Resolution Date. If the Cash Consideration has declined as a result of the Cash Consideration Net Working Capital Adjustment, Seller shall pay, or if Seller does not pay, the Members shall pay, the amount by which the Cash Consideration has declined to Purchaser by wire transfer of immediately available funds within five (5) Business Days of the Final Resolution Date. The parties may set off amounts due to each other under Section 2.2, 2.3 or 2.4.

2.3 Qualified Tank Purchases Adjustment.

(a) At and after the Closing, Purchaser shall reimburse Seller dollar for dollar (subject to downward adjustment for any refunds, rebates or other discounts given to Seller) for each of the Qualified Tank Purchases ordered prior to the Execution Date that are described on Schedule 2.3 (the “Identified Tanks Purchased”) and each of the Qualified Tank Purchases ordered on or after the Execution Date and prior to the Closing, provided that and only to the extent that (i) the Tanks covered by any such Qualified Tank Purchase have been delivered to Seller (if delivery is made prior to the Closing) or Purchaser (if delivery is to be made after the Closing) and included in the Inventory and (ii) Seller has delivered to Purchaser all of the Qualified Tank Purchase Documentation with respect to such Tanks at least five (5) Business Days prior to such reimbursement. Notwithstanding any other provision of this Section 2.3, Purchaser’s obligation to reimburse Seller for Qualified Tank Purchases ordered on or after the Execution Date shall not exceed Two Million Dollars ($2,000,000) in the aggregate, unless each such order is approved in advance by Purchaser in writing, and any obligation to pay for Qualified Tank Purchases ordered on or after the Execution Date that are in excess of such amount and not approved in advance by Purchaser in writing shall be an Excluded Liability. “Qualified Tank Purchases” shall mean only purchases of new Tanks directly from Tank manufacturers by Seller and (i) which purchases are ordered prior to the Closing, (ii) which Tanks are delivered to Seller (or to Purchaser if delivery is to be made after the Closing) and included in the Inventory on or after July 1, 2008, (iii) which, with respect to each Tank model purchased, other than the Identified Tanks Purchased, are in quantities reasonably necessary to support the current and projected market demand at the time of the purchase, and (iv) except for the Identified Tanks Purchased, which reflect unit pricing at levels that are comparable to or lower than the unit pricing reflected on Schedule 2.3. “Qualified Tank Purchase Documentation” shall mean the following written documentation with respect to any Tank covered by a Qualified Tank Purchase, which documentation shall be reasonably acceptable to Purchaser: (i) a written request for reimbursement from Seller, (ii) the manufacturer’s certificate of origination if in the normal course of business the manufacturer provides such certificate; (iii) the manufacturer’s invoice; (iv) proof of delivery of such Tank to Seller or a customer (if delivery is made prior to the Closing) or to Purchaser or a customer (if delivery is to be made after the Closing) if in the normal course of business the manufacturer provides such proof of delivery; and (v) proof of payment in full of the invoiced amount by Seller to the manufacturer.

(b) Any amounts reimbursed by Purchaser pursuant to this Section 2.3 shall be considered for all purposes under this Agreement as part of the Purchase Price and shall be allocated in connection with Section 2.5.

2.4 Proration of Accrued Expenses; Tax Payments; Tank Related Purchases.

(a) With respect to any rights or services provided to the Business by third parties prior to the Closing Date that are not reflected on the Interim Balance Sheet dated October 31, 2008, including those set forth on Schedule 2.4(a), that are not due and payable, or are otherwise not paid by Seller, prior to the Closing Date, Seller agrees to pay Purchaser for such services that apply to any periods ending prior to, or the pro-rata portion of periods that begin prior to and extend beyond, the Closing Date. The identification and proration of such expenses is to be made and paid, insofar as reasonably possible, on the Closing Date, as an adjustment to the Cash Consideration, by including such amounts in Accrued Expenses on the Estimated Adjusted Net Working Capital Statement with settlement of any remaining items to be made within ninety (90) calendar days following the Closing Date by including such amounts in Accrued Expenses on the Closing Adjusted Net Working Capital Statement.

(b) Promptly after the Execution Date, in connection with the Transaction, as may be permitted or required by applicable Legal Requirements, Seller and/or Purchaser, as applicable, shall file a completed asset sale notice and/or request for tax clearance, withholding amount or similar notice (an “Asset Sale Notice”) with each state Tax Authority identified on Schedule 2.4(b) (a “Specified Tax Authority”), and as may be permitted or required by applicable Legal Requirements, Seller and/or Purchaser, as applicable, shall file with each Specified Tax Authority any notice or information required or requested by each Specified Tax Authority with respect to each such Asset Sale Notice. At the Closing, Purchaser shall withhold from the Cash Consideration, and retain in an interest-bearing account with the interest arising from such payable to Seller, an amount equal to the sum set forth on Schedule 2.4(b) (the “Estimated Withholding Fund”). Purchaser and Purchaser’s tax and/or accounting group and Seller and Seller’s accountant will work closely and cooperate with each other to determine the amount of Taxes required to be paid with respect to Sellers, the Members or the Transaction. Purchaser shall use the monies in the Estimated Withholding Fund only to pay any Taxes due with respect to Seller, the Members or the Transaction, which one or more Specified Tax Authorities have notified Purchaser or Seller that Seller or the Members (or Purchaser on behalf of Seller or the Members), as applicable, is obligated to pay. To the extent Purchaser makes a payment from the Estimated Withholding Fund to a Specified Tax Authority, Purchaser shall not be obligated to pay such amount to Seller pursuant to Section 2.1(a)(i). If a Specified Tax Authority has notified Purchaser or Seller that Purchaser is not required to withhold any amount and that no amount is due with respect to such state, Purchaser shall, if the remaining funds in the Estimated Withholding Fund are $50,000 or more, within five (5) Business Days following receipt of such notice, wire transfer to Seller from the Estimated Withholding Fund an amount equal to $15,000.00 for each such state not requiring the withholding or payment of any Taxes. To the extent that Purchaser receives after the Closing a written notice from any Specified Tax Authority indicating that an amount is required to be paid to such Specified Tax Authority (a “Post-Closing Tax Payment Amount”), Purchaser shall pay such amount from the remaining funds in the Estimated Withholding Fund. If, as a result of one or more payments by Purchaser of Post-Closing Tax Payments Amounts, the Estimated Withholding Fund has insufficient funds to cover Taxes to be paid to any Specified Tax Authority, Seller shall pay (or, if Seller does not pay, the Members shall pay) to Purchaser the aggregate amount (if any) by which the amount in the Estimated Withholding Fund is insufficient to pay the Post-Closing Tax Payment Amounts (the “Tax Shortfall”). Seller shall pay (or if Seller does not pay, the Members shall pay) to Purchaser the Tax Shortfall by wire transfer of immediately available funds within five (5) Business Days of the date on which Seller receives notice of the Post-Closing Tax Payment Amount from Purchaser or the applicable Specified Tax Authority, and Purchaser shall use the proceeds from such payment or payments to pay the Tax due to each such Specified Tax Authority. As and when Purchaser shall have received final notice of the Post-Closing Tax Payment Amount (or absence thereof) from each Specified Tax Authority and made any required payment with respect thereto, Purchaser shall pay to Seller by wire transfer of immediately available funds within five (5) Business Days of the date on which Purchaser receives the final notice of the applicable Post-Closing Tax Payment Amount (or absence thereof) from a applicable Specified Tax Authority, the amount (if any) of the remainder of the monies contained in the Estimated Withholding Fund after all Post-Closing Tax Payment Amounts have been paid. Each of Purchaser and Seller will promptly provide the other with copies of all documents filed with or provided to the Specified Tax Authorities in connection with this Section 2.4(b) and will promptly notify the other of any notice, correspondence or other communications received from the Specified Tax Authorities relating to the amount or timing of payments required (or absence thereof) and will promptly provide copies of such notices or correspondence to the other party. This Section 2.4(b) shall not limit any indemnification obligation with respect to Taxes or otherwise of Seller or the Members under this Agreement.

(c) Schedule 2.4(c) sets forth as of the Execution Date a complete and accurate list of all Tanks with respect to which Seller may have a claim against the manufacturer and the following information with respect to each such Tank (the “Tanks Subject to Claims”): (i) manufacturer, (ii) unit number, (iii) description of each Tank Subject to Claims, (iv) manufacturer’s invoice date, (v) manufacturer’s ship date, (vi) invoice amount of each Tank and the total invoice amounts for all Tanks listed on Schedule 2.4(c) (the “Total Invoice Amount”), and (vii) the amount, if any, Seller has paid the applicable manufacturer with respect to each such Tank Subject to Claims and the total paid (the “Execution Date Amount Paid”). Except for the Execution Date Amount Paid, Seller shall not make any payment with respect to the Tanks Subject to Claims without the prior written approval of Purchaser, which consent will not be unreasonably withheld. The Cash Consideration shall be decreased on a dollar-for-dollar basis by difference between (x) the Total Invoice Amount and (y) the Execution Date Amount Paid plus any payments made by Seller with Purchaser’s prior written approval to the manufacturers with respect to the Tanks Subject to Claims. Purchaser acknowledges that the representations and warranties of Seller and the Members in this Agreement with respect to the Tanks Subject to Claim are qualified by and subject to the disclosure on Schedule 2.4(c).

2.5 Allocation of Purchase Price. The parties agree to allocate the Purchase Price payable at the Closing among the Purchased Assets as specified on Schedule 2.5; provided, however, that such allocation will be subject to adjustment as a result of adjustments to the Cash Consideration pursuant to Sections 2.2, 2.4, and the final payment pursuant to Section 2.3 for all Qualified Tank Purchases. As soon as reasonably practicable after the adjustments described in the preceding sentence have been completed, Purchaser shall provide to Seller for Seller’s review and approval (which approval shall not be unreasonably withheld) a proposed adjusted final allocation of the Purchase Price, as adjusted pursuant to Sections 2.2, 2.3, and 2.4 among the various classes of Purchased Assets (as such classes are defined for the purposes of Section 1060 of the Code). All allocations made pursuant to this Section 2.5 shall be made in accordance with the requirements of Section 1060 of the Code. None of the parties shall take a position on any Tax Return (including IRS Form 8594), before any Tax Authority or in any judicial proceeding that is in any manner inconsistent with such allocation without the written consent of the other parties to this Agreement or unless specifically required pursuant to a determination by an applicable Tax Authority. The parties shall promptly advise each other of the existence of any tax audit, controversy or litigation related to any allocation hereunder. Any dispute arising under this Section 2.5 shall be resolved in the same manner as disputes are resolved pursuant to Section 2.2(c) above.

2.6 Right to Purchase the Deer Park Property. Section 4.16(a) of the Business Disclosure Schedule identifies Jaws as the sole and exclusive legal and equitable owner of all right, title and interest in the real property located at 2751 Aaron Street, Deer Park, Texas (the “Deer Park Property”). Seller and the Members acknowledge, and shall ensure, that following the Closing Date, Purchaser shall have the right to acquire Jaws’ interest in the Deer Park Property on the terms set forth in the New Deer Park Lease.

2.7 Guarantee of the Purchaser Parent. The Purchaser Parent hereby absolutely and unconditionally guarantees to Seller and the Members and their respective successors, assigns, and heirs (collectively, the “Seller Parties”) the payment and performance when due of the obligations of Purchaser under this Agreement, including Purchaser’s indemnification obligations described in Section 11.3 below as if the Purchaser Parent were the primary obligor hereunder. This guaranty is irrevocable and is and will remain an unconditional guaranty of payment and performance, not of collection. The Purchaser Parent knowingly and expressly waives any right that it might otherwise have under applicable Legal Requirements to require any of the Seller Parties to recover first against Purchaser. The Purchaser Parent understands and acknowledges that each of the Seller Parties is relying on this Guaranty and that this Guaranty is material to the Seller Parties’ decision to enter into this Agreement and the other Transaction Agreements with Purchaser. This Guaranty and the other performances required by the Purchaser Parent under this Agreement and the other Transaction Agreements do not conflict with the Purchaser Parent’s certificate of incorporation, bylaws, the Legal Requirements applicable to the Purchaser Parent or any material agreements binding the Purchaser Parent, its subsidiaries and affiliates. The Purchaser Parent has secured all of the necessary approvals to make this Guaranty. This Guaranty constitutes, or upon execution and delivery of this

Agreement, will constitute, the legal, valid and binding obligation of the Purchaser Parent enforceable against the Purchaser Parent in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity. The Purchaser Parent agrees to comply with and/or perform its obligations under Sections 3.3(c) and 3.3(f) and Section 8.5.

ARTICLE 3    CLOSING AND CLOSING DELIVERIES

3.1 Closing; Time and Place. The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall occur at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California, 94105-2482, or remotely by facsimile or other electronic means as the parties may mutually agree, at 10:00 A.M. California time no later than the third (3rd) Business Day after all of the conditions to closing set forth in Article 9 are satisfied or waived (other than conditions that are intended to be satisfied at the Closing); provided, however, that if such conditions are satisfied or waived on a date that is within seven (7) calendar days prior to the end of a calendar month, the Closing will occur on the first day of the calendar month immediately following such calendar month end (the “Closing Date”).

3.2 Deliveries by the Members and Seller. At the Closing, the Members and Seller shall (i) take all steps necessary to place Purchaser in actual possession and operating control of the Business and the Purchased Assets and (ii) deliver the following items, duly executed by the Members and/or Seller, as applicable, all of which shall be in a form and substance reasonably acceptable to Purchaser and Purchaser’s counsel:

(a) General Assignment and Bill of Sale. General Assignment and Bill of Sale covering all of the applicable Purchased Assets, substantially in the form attached hereto as Exhibit 3.2(a) (the “General Assignment and Bill of Sale”);

(b) Assignment and Assumption Agreement. Assignment and Assumption Agreement, covering all of the Assumed Liabilities, substantially in the form attached hereto as Exhibit 3.2(b) (the “Assignment and Assumption Agreement”);

(c) Intellectual Property Assignment and Domain Name Assignment. Any and all documents necessary to properly record the assignment to Purchaser all of Seller’s and the applicable Seller Affiliates’ right, title and interest in and to the Business Intellectual Property, including domain name assignments for all of the Internet domain names used in the Business;

(d) Other Conveyance Instruments. Such other specific instruments of sale, transfer, conveyance and assignment as Purchaser may reasonably request;

(e) FIRPTA. A FIRPTA Notification Letter, substantially in the form attached hereto as Exhibit 3.2(e) (the “FIRPTA Notification Letter”);

(f) Secretary’s Certificates. A Certificate of the managing member of Seller, dated as of the Closing Date, attaching organizational documents and resolutions authorizing this Agreement and the Transaction and the certificate of the managing member or members of Jaws, Frost and Eagle Eye, dated as of the Closing Date, attaching organizational documents and the consent or resolutions approving the Transaction Agreements to which each is a party;

(g) Assignments of Leases. Assignments of all Real Property Leases set forth on Schedule 1.1(f) and Personal Property Leases set forth on Schedule 1.1(g);

(h) Owned and Leased Vehicles. Vehicle titles and assignments sufficient to transfer title to the Owned and Leased Vehicles;

(i) Certificate of Formation. Certificate of Amendment to Seller’s Certificate of Formation, changing its name to one dissimilar to “Adler Tank Rental” and a check to cover all filing fees therefor;

(j) Assumed Contracts. Originals or certified true and complete copies of all written Assumed Contracts;

(k) Payoff and Release Letters. Payoff and release letters from creditors of Seller, together with UCC-3 termination statements with respect to any financing statements filed against the Business or any of the Purchased Assets, terminating all Encumbrances (including Tax liens) on any of the Purchased Assets;

(l) Books and Records. The Books and Records;

(m) Certificate of Representations and Warranties. A Certificate executed on behalf of Seller by its managing member and by each of the Members dated as of the Closing Date, certifying the matters in Section 9.1(a);

(n) Opinion of Counsel. An opinion of Seller’s counsel, substantially in the form attached hereto as Exhibit 3.2(n);

(o) Lease for Newark, New Jersey Facility. A duly authorized and executed lease agreement relating to the Business’ Newark, New Jersey Facility, in the form attached as Exhibit 3.2(o) between Frost and Purchaser (the “New Newark Lease”);

(p) Lease for Deer Park, Texas Facility. A duly authorized and executed lease agreement relating to the Business’ Houston, Texas facility, in the form attached as Exhibit 3.2(p) between Jaws and Purchaser (the “New Deer Park Lease”); and

(q) [INTENTIONALLY OMITTED];

(r) Certificates of Good Standing. Certificates from the Department of Treasury of the State of New Jersey, the Secretary of State of the State of Texas and the Secretary of State of the State of Massachusetts, in each case, dated within thirty (30) calendar days of the Closing Date and certifying as to Seller’s good standing and payment of all applicable taxes;

(s) New Newark Memo of Lease. A duly authorized, executed and acknowledged short-form memorandum of lease, in the form attached as Exhibit 3.2(s), between Frost and Purchaser, which Seller acknowledges may be recorded by Purchaser in the applicable real property records in the county in which the Business’ Newark, New Jersey facility is located (the “New Newark Memo of Lease”); and

(t) New Deer Park Memo of Lease. A duly authorized, executed and acknowledged short-form memorandum of lease, in the form attached as Exhibit 3.2(t), between Jaws and Purchaser, which Seller acknowledges may be recorded by Purchaser in the applicable real property records in the county in which the Business’ Houston, Texas facility is located (the “New Deer Park Memo of Lease”).

3.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver the following items, duly executed by Purchaser as applicable, all of which shall be in a form and substance reasonably acceptable to Seller and Seller’s counsel:

(a) Wire Transfer. A wire transfer to TDI Banknorth, NA, 1500 Route 202, Basking Ridge, NJ 07920 for credit to Seller’s account, in the amount of the Cash Consideration, as adjusted;

(b) Restricted Shares. A copy of an instruction letter to the Purchaser Parent’s transfer agent, Computershare Trust Company, to instruct such transfer agent to deliver (i) a certificate evidencing 30,000 of the Restricted Shares duly registered in the name of Steven Adler, as the designee of Seller, and (ii) a certificate evidencing 10,000 of the Restricted Shares duly registered in the name of Howard Werner, as the designee of Seller;

(c) Certificate of Representations and Warranties. A Certificate executed on behalf of Purchaser by its Chief Executive Officer and a Certificate executed on behalf of the Purchaser Parent by its Chief Executive Officer, certifying the matters in Section 9.2(a);

(d) Purchaser’s Secretary’s Certificate. A Secretary’s or Assistant Secretary’s Certificate of Purchaser, dated as of the Closing Date, attaching organizational documents and resolutions authorizing this Agreement and the Transaction;

(e) Opinion of Counsel. An opinion of Purchaser’s counsel, substantially in the form attached hereto as Exhibit 3.3(e);

(f) Resolutions of the Board of the Purchaser Parent. An Assistant Secretary’s Certificate of the Purchaser Parent, dated as of the Closing Date, attaching resolutions by the Board of Directors of the Purchaser Parent approving the Purchaser Parent’s guaranty as set forth in Section 2.7;

(g) Lease for Newark, New Jersey Facility. A duly authorized and executed New Newark Lease;

(h) Lease for Deer Park, Texas Facility. A duly authorized and executed New Deer Park Lease; and

(i) Purchaser’s Certificate of Good Standing. A certificate of good standing from the Secretary of State of the State of Delaware, dated within thirty (30) calendar days of the Closing Date and certifying as to Purchaser’s good standing and payment of all applicable taxes.

3.4 Deliveries by Purchaser and Seller. At the Closing, Purchaser, the Members and Seller shall deliver (and the Members and Seller shall cause the Seller Affiliate that is a party to any of the Transaction Agreements, as applicable, to deliver) such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise necessary or appropriate to transfer the Purchased Assets and Assumed Liabilities in accordance with the terms hereof and consummate the Transaction, and to vest in Purchaser and its successors and assigns full, complete, absolute, legal and equitable title to the Purchased Assets, free and clear of all Encumbrances, including such certificates, instruments and documents to be executed or delivered by the Members and Seller pursuant to Article 3 hereof.

ARTICLE	4 REPRESENTATIONS AND WARRANTIES OF SELLER

Except as specifically set forth on Schedule 4 (the “Business Disclosure Schedule”) attached to this Agreement (the parts of which are numbered to correspond to the individual Section numbers of this Article 4), Seller and each Member hereby represent and warrant (without limiting any other representations or warranties made by Seller and each Member in this Agreement or any other Transaction Agreement) to Purchaser on the date hereof and on and as of the Closing Date as follows:

4.1 Organization, Good Standing, Qualification. Section 4.1 of the Business Disclosure Schedule sets forth the jurisdiction of organization of Seller, Eagle Eye, Frost and Jaws and each state or other jurisdiction in which Seller, Eagle Eye, Frost and Jaws is qualified to do business. Each of Seller, Eagle Eye, Frost and Jaws (a) is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business (including the Business), the operation of its assets (including the Purchased Assets) or the ownership or leasing of its properties (including the Leased Real Property and Personal Property) requires such qualification; and (c) has full power and authority required to own, lease and operate its assets and to carry on its business (including the Business) as now being conducted.

4.2 Organizational Documents; Books and Records.

(a) Each of Seller, Eagle Eye, Frost and Jaws has delivered to Purchaser accurate and complete copies of (i) its Certificate of Formation and Operating Agreement, including all amendments thereto, as presently in effect; (ii) all limited liability company or membership interest records of each of Seller, Eagle Eye, Frost and Jaws, including their respective limited liability company or membership interest ledgers (to the extent such ledgers exist) and copies of any limited liability company or membership interest certificates issued by Seller, Eagle Eye, Frost and Jaws; (iii) all existing minutes and other records of all meetings and other proceedings (including any actions taken by written consent or without a meeting) of the members, the board of directors or similar governing body (if applicable) and all committees of the board or similar governing body (if applicable) (collectively, the “Resolutions”); and (iv) all books of account and other financial records of Seller.

(b) The books of account and other financial records of Seller are accurate and complete in all material respects and have been maintained in accordance with sound business practices.

(c) None of Seller, Eagle Eye, Frost and Jaws is in violation of any of the provisions of its Certificate of Formation, Operating Agreement (including all amendments thereto, as presently in effect) or Resolutions, and no condition or circumstance exists that likely would (with or without notice or lapse of time) constitute or result directly or indirectly in such a violation.

4.3 Capitalization.

(a) Section 4.3(a) of the Business Disclosure Schedule sets forth an accurate and complete list of all members of Seller, Eagle Eye, Frost and Jaws and their respective equity interests in Seller (“Seller Interests”), Eagle Eye, Frost and Jaws and shows their respective current addresses. None of Seller, Eagle Eye, Frost and Jaws has any equity interests reserved for issuance and no obligation (absolute or contingent) to admit any other Person as a member. Except as specified in Section 4.3(a) of the Business Disclosure Schedule, there are no Seller Interests or equity interests in Eagle Eye, Frost and Jaws outstanding. There are no preemptive rights or any outstanding rights of Seller relating to the issued or unissued securities of Seller, Eagle Eye, Frost and Jaws. Each Member owns the Seller Interests and equity interests in Eagle Eye, Frost and Jaws described in Section 4.3(a) of the Business Disclosure Schedule, free and clear of all Encumbrances (other than restrictions imposed by applicable securities laws), and has full authority to authorize and consent to the sale of the Purchased Assets and the Transaction contemplated by this Agreement. Neither Member has granted any rights to purchase or vote such Seller Interests or equity interests in Eagle Eye, Frost and Jaws to any other Person.

(b) There is no (i) outstanding preemptive right, subscription, option, call, warrant or other right to acquire any securities of Seller, Eagle Eye, Frost or Jaws; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any securities of Seller, Eagle Eye, Frost or Jaws; (iii) Contract (other than the Operating Agreements of Seller, Eagle Eye, Frost and Jaws delivered to Purchaser) under which Seller, Eagle Eye, Frost or Jaws is or may become obligated to sell, issue or dispose of or redeem, purchase or otherwise acquire any its securities; or (iv) member agreement (other than the Operating Agreements of Seller, Eagle Eye, Frost and Jaws delivered to Purchaser), voting trust or other agreement, arrangement or understanding that may affect the exercise of voting or any other rights with respect to the equity interests of Seller, Eagle Eye, Frost or Jaws.

4.4 Authority; Binding Nature of Agreements. Seller and each Member have all requisite power and authority to execute and deliver this Agreement and execute and deliver or cause Frost, Jaws and Eagle Eye, as applicable, to execute and deliver all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements. The execution, delivery and performance by Seller and each Member of this Agreement and the other Transaction Agreements to which Seller is a party have been approved by all requisite action on the part of Seller, including any action required by Seller’s managing member or similar governing body, and all of its members, as required by and in accordance with Seller’s Certificate of Formation and Operating Agreement (including all amendments thereto, as presently in effect). Seller has secured all of the approvals required by applicable law and the governance documents of Seller, Eagle Eye, Frost or Jaws that are required to permit Seller and the Members to approve this Agreement and the Transaction and consummate the Transaction. This Agreement has been duly and validly executed and delivered by Seller and each Member. This Agreement constitutes, or upon execution and delivery, will constitute, the legal, valid and binding obligation of Seller and each Member, enforceable against Seller and each Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity. Each of the other Transaction Agreements constitute, or upon their respective execution and delivery, will constitute, the legal, valid and binding obligation of Frost, Jaws or Eagle Eye, as applicable, enforceable against each of Frost, Jaws or Eagle Eye, as applicable, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

4.5 No Conflicts; Required Consents. Except as described in Section 4.5 of the Business Disclosure Schedule, the execution, delivery and performance of this Agreement or any other Transaction Agreement by Seller and each Member do not and will not (with or without notice or lapse of time):

(a) conflict with, violate or result in any breach of (i) any of the provisions of the Certificate of Formation or the Operating Agreement of Seller, Eagle Eye, Frost or Jaws; (ii) any Resolutions; (iii) any of the terms or requirements of any Governmental Approval held by Seller, Eagle Eye, Frost, Jaws or any Seller Affiliate or that relates to the Business or any of the Purchased Assets or Assumed Liabilities; or (iv) any provision of any Business Contract;

(b) give any Governmental Authority or other Person the right to (i) challenge the Transaction; (ii) exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller, Eagle Eye, Frost, Jaws, any Seller Affiliate, or any of the Purchased Assets or Assumed Liabilities, is subject; (iii) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any Business Contract; or (iv) revoke, suspend or modify any Governmental Approval;

(c) cause Seller or Purchaser to become subject to, or to become liable for the payment of, any Tax, or cause any of the Purchased Assets to be reassessed or revalued by any Tax Authority or other Governmental Authority arising from the Business on or before the Closing Date;

(d) result in the imposition or creation of any Encumbrance (except in the ordinary course of business for goods or equipment sold) upon or with respect to any of the Purchased Assets; or

(e) other than the HSR Act filing or the filing of the “Notification of Sale, Transfer, or Assignment in Bulk” with the Department of Treasury of the State of New Jersey, require Seller, Eagle Eye, Frost, Jaws or any Seller Affiliate to obtain any Consent or make or deliver any filing or notice to a Governmental Authority.

4.6 Subsidiaries. Seller does not own any shares of capital stock or other securities of, or control, directly or indirectly, any other Entity.

4.7 Financial Statements.

(a) Seller has previously delivered to Purchaser the following financial statements (collectively, the “Financial Statements”): (i) the audited balance sheets, and the related statements of income, changes in members’ equity, and cash flows, of Seller as of and for the fiscal years ended December 31, 2007, December 31, 2006, and December 31, 2005, together with the notes thereto; and (ii) the unaudited balance sheets, and the related unaudited statements of income, changes in members’ equity, and cash flows, of Seller (the “Interim Balance Sheets”) as of and for the six months ended June 30, 2008, the nine months ended September 30, 2008, and the ten months ended October 31, 2008 (the “Interim Balance Sheet Date”).

(b) All of the Financial Statements (i) are true, accurate and complete in all material respects; (ii) are consistent with the Books and Records of Seller; (iii) present fairly and accurately the financial condition of Seller as of the respective dates thereof and the results of income, changes in members’ equity and cash flows of Seller for the periods covered thereby; and (iv) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered. All reserves established by Seller and set forth in the Interim Balance Sheet are adequate for the purposes for which they were established. Seller has delivered to Purchaser copies of all letters from Seller’s auditors to Seller during the past thirty-six (36) months together with copies of all responses thereto.

(c) Section 4.7(c) of the Business Disclosure Schedule sets forth an accurate and complete breakdown and aging of each of Seller’s accounts payable (including to all of its suppliers) as of October 31, 2008;

4.8 Absence of Undisclosed Liabilities. Except as set forth in Schedule 2.4(a), Seller has no Liabilities other than (a) those set forth in the Interim Balance Sheet of October 31, 2008 and disclosed in Schedule 2.3; (b) those disclosed in the Business Disclosure Schedule; (c) those disclosed in the materials provided to Purchaser by Oppenheimer and Seller during Purchaser’s due diligence and identified in Section 4.8 of the Business Disclosure Schedule; and (d) current liabilities incurred in the ordinary course of business since October 31, 2008.

4.9 Absence of Changes. Since June 30, 2008, except as disclosed to Purchaser in Section 4.9 of the Business Disclosure Schedule, (a) Seller has conducted the Business in the ordinary course of business; (b) no Material Adverse Change has occurred with respect to Seller or the Business and, to the Knowledge of Seller, no event or circumstance has occurred that could reasonably be expected to have a Material Adverse Change on Seller or the Business; and (c) Seller has not taken any action, agreed to take any action, or omitted to take any action that would constitute a breach of Section 6.1 or 6.2 if such action or omission were taken between the date of this Agreement and the Closing Date.

4.10 Seller Affiliates.

(a) Except as described in Section 4.10(a) of the Business Disclosure Schedule, no Member or other Seller Affiliate (i) owns, directly or indirectly, any debt, equity or other interest in any Entity with which Seller is affiliated, has a business relationship or competes with the Business; (ii) is indebted to Seller, nor is Seller indebted (or committed to make loans or extend or guarantee credit) to any Seller Affiliate other than with respect to any of Seller’s obligations to pay accrued salaries, reimbursable expenses or other standard employee benefits; (iii) has any direct or indirect interest in any asset (including the Purchased Assets) or liability (including the Assumed Liabilities), property or other right used in the conduct of or otherwise related to the Business; (iv) has any claim or right against Seller, and, to Seller’s Knowledge, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any claim or right in favor of any Seller Affiliate against Seller; (v) is a party to any Business Contract or has had any direct or indirect interest in, any Business Contract, transaction or business dealing of any nature involving Seller; or (vi) received from or furnished to Seller any goods or services (with or without consideration) since June 30, 2008.

(b) Set forth on Section 4.10(b) of the Business Disclosure Schedule is a complete and accurate list of each Specified Seller Affiliate, including the jurisdiction of organization of, and the business previously and currently engaged in by, such Specified Seller Affiliates. None of the Specified Seller Affiliates has any direct or indirect interest in any asset or liability, property or other right used in the conduct of or otherwise related to any business of Seller (including the Business).

4.11 Account Receivables. Section 4.11 of the Business Disclosure Schedule sets forth an accurate and complete list of all Receivables existing as of October 31, 2008. Each Receivable is (a) a valid and legally binding obligation of the account debtor enforceable in accordance with its terms, free and clear of all Encumbrances, except under Seller’s credit facilities, and to the Knowledge of Seller, is not subject to setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses, and conditions precedent; and (b) a true and correct statement of the account for merchandise actually sold and delivered to, or for services actually performed for and accepted by, such account debtor. All Receivables will be collected in due course, and none of Seller or the Members has Knowledge regarding any fact that would prohibit or prevent the collection thereof. In the event that any of the Receivables are not collected within ninety (90) days from the Closing Date, Purchaser shall provide notice to Seller of the Receivables that remain outstanding and the amount thereof. Purchaser and Seller shall mutually cooperate to collect the Receivables that remain outstanding and unpaid. In the event that, after one hundred and eighty (180) days from the Closing Date, any Receivable remains unpaid and outstanding, each such Receivable shall be turned over to Seller for collection, and Seller shall reimburse Purchaser dollar for dollar for the amount of each such Receivable within ten (10) Business Days following the end of such 180-day period.

4.12 Inventory. Section 4.12 of the Business Disclosure Schedule sets forth an accurate and complete list of Seller’s Inventory as of the Execution Date indicating the invoice date with respect to each such item of inventory. Except as described on Section 4.12 of the Business Disclosure Schedule, all of the items in Seller’s Inventory are (a) valued on the Financial Statements at original cost; (b) of good and merchantable quality, fit for the purpose for which they are intended, and leaseable, rentable, saleable and useable in the ordinary course of business; and (c) free of material defects and damage.

4.13 Material Contracts.

(a) Section 4.13(a) of the Business Disclosure Schedule sets forth an accurate and complete list of all Business Contracts to which any of the descriptions set forth below may apply (the “Material Contracts”):

(i) Except for Business Contracts for the lease, sale or purchase of a Tank, any other Business Contract which (A) provides for capital expenditures or the purchase of goods or services by Seller in excess of $20,000; (B) otherwise provides for payment or performance of services by Seller thereto having an aggregate amount or value of $20,000 or more; (C) is not terminable without payment or penalty on thirty (30) calendar days (or less) notice; or (D) is between, inter alia, any Seller Affiliate and Seller;

(ii) Any Business Contract involving financing or borrowing of money, or evidencing indebtedness, any liability for borrowed money, any obligation for the deferred purchase price of property in excess of $20,000 (excluding normal trade payables) or guaranteeing in any way any Business Contract in connection with any Person;

(iii) Any Personal Property Lease, Real Property Lease (or other Business Contract affecting any right, title or interest in or to real property) or Business Contract related to Owned or Leased Vehicles;

(iv) Any Business Contract under which Seller has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability;

(v) Any Business Contract containing covenants not to compete in any line of business or with any Person in any geographical area;

(vi) Any Business Contract with respect to the discharge, storage or removal of effluent, waste or pollutants;

(vii) Any Business Contract with any Governmental Authority;

(viii) Any Business Contract with any employee or consultant of Seller, Eagle Eye, Frost, Jaws or any Seller Affiliate that provides services of any kind to the Business;

(ix) Any Business Contract relating to any license or royalty arrangement;

(x) Any Business Contract related to (x) the acquisition of a business or the equity of any other Entity or (y) any joint venture, partnership, cooperative arrangement or any other Business Contract involving a sharing of profits; and

(xi) Any proposed arrangement of a type that, if entered into, would be a Business Contract described in any of (i) through (x) above.

(b) Seller has delivered to Purchaser accurate and complete copies of all Material Contracts that are written, including all amendments, supplements, modifications and waivers thereof. With respect to any and all oral agreements or understandings that would constitute Material Contracts, Seller has provided Purchaser with written summaries of the material terms of each such oral agreement or understanding which are set forth and identified as such under the appropriate subheading on Section 4.13(a) of the Business Disclosure Schedule. All nonmaterial contracts of Seller do not, in the aggregate, represent a material portion of the Liabilities of Seller.

(c) To Seller’s Knowledge, each Business Contract is currently valid and in full force and effect, and is enforceable by Seller in accordance with its terms. None of Seller, the Members or any other Seller Affiliate has waived any of its rights under any Business Contract.

(d) None of Seller, the Members or any other Seller Affiliate is in default, and no party has notified Seller, the Members or any other Seller Affiliate that it is in default, under any Business Contract. No event has occurred, and no circumstance or condition exists, that could reasonably be expected to (with or without notice or lapse of time) (i) result in a violation or material breach of any of the provisions of any Business Contract that is material to the Business, including any Contracts with the customers and suppliers identified in Section 4.19 of the Business Disclosure Schedule; (ii) give any Person the right to declare a default or exercise any remedy under any Business Contract that is material to the Business, including any Contracts with the customers and suppliers identified in Section 4.19 of the Business Disclosure Schedule; or (iii) give any Person the right to accelerate the maturity or performance of any Business Contract or to cancel, terminate or modify any Business Contract that is material to the Business, including any Contracts with the customers and suppliers identified in Section 4.19 of the Business Disclosure Schedule; and

(e) The Material Contracts constitute all of the Contracts necessary to conduct the Business in the manner in which such Business is currently being conducted by Seller.

4.14 Insurance. Section 4.14 of the Business Disclosure Schedule sets forth an accurate and complete list of all insurance policies, self-insurance arrangements and fidelity bonds, currently in effect, that insure Seller, the Business and/or the Purchased Assets (collectively, the “Insurance Policies”). Seller has delivered to Purchaser accurate and complete copies of all Insurance Policies. Each Insurance Policy is valid, binding, and in full force and effect as of the Closing Date but shall not be in effect after the Closing Date. None of Seller, Eagle Eye, Frost or Jaws is in breach of any Insurance Policy, and no event has occurred which, with notice or the lapse of time, would constitute such a breach, or permit termination, modification, or acceleration, of any Insurance Policy applicable to the Business or the Purchased Assets. None of Seller, Eagle Eye, Frost or Jaws has received any notice of cancellation or non-renewal of any Insurance Policy that would adversely and materially affect the Business or the Purchased Assets. The Insurance Policies for the Business are not transferable to Purchaser. Section 4.14 of the Business Disclosure Schedule sets forth an accurate and complete list of all claims filed by Seller or any Seller Affiliate, or intended to be filed by Seller or any Seller Affiliate, against the Insurance Policies in the past thirty-six (36) months. To the Knowledge of Seller, there is no claim under any Insurance Policy that has been improperly filed or as to which any insurer has questioned, disputed or denied liability. None of Seller or any Seller Affiliate has received any notice of, nor does Seller have any Knowledge of any facts that might result in, a material increase in the premium for any Insurance Policy.

4.15 Title; Sufficiency; Condition of Assets.

(a) Seller has good and marketable title to (or in the case of any leased or licensed Purchased Asset, has a valid leasehold interest in or valid rights to use), is the exclusive legal and equitable owner of (or in the case of any leased or licensed Purchased Asset, is the valid licensee or valid lessee of) the Purchased Assets. The Purchased Assets are free and clear of all Encumbrances of any kind or nature, except (i) Encumbrances disclosed on Section 4.15 of the Business Disclosure Schedule which will be removed and released at or prior to the Closing; and (ii) Permitted Exceptions. Upon Closing, Purchaser will acquire exclusive, good and marketable title to (or in the case of any leased or licensed Purchased Asset, will acquire a valid leasehold interest in or valid rights to use) the Purchased Assets;

(b) Seller has the unrestricted power and right to sell, assign and deliver the Purchased Assets and no restrictions will exist on Purchaser’s right to resell, license or sublicense any of the Purchased Assets or Assumed Liabilities or engage in the Business. Notwithstanding anything the contrary in this Section 4.15(b), the Purchased Assets that are Contracts are subject to the terms and conditions of each such Contract as set forth therein.

(c) The Purchased Assets include all the assets used in or necessary to permit Purchaser to conduct the Business after the Closing in the manner as it is being conducted on the date of this Agreement in compliance with all Legal Requirements and to perform all Assumed Liabilities. Except for Real Property which is leased pursuant to a Real Property Lease set forth on Schedule 1.1(f), there are no assets or rights owned, held, leased or licensed by the Members or any other Seller Affiliate that are used in, or necessary to permit Purchaser to conduct, the Business after the Closing in the manner as it is being conducted on the date of this Agreement.

(d) Except as disclosed in Section 4.15(d) of the Business Disclosure Schedule, all Purchased Assets are (i) in good operating condition and repair, ordinary wear and tear excepted; and (ii) suitable and adequate for continued use in the manner in which they are presently being used.

4.16 Real Property.

(a) Section 4.16(a) of the Business Disclosure Schedule sets forth an accurate and complete list of each parcel of real property owned by Seller, the Members or any other Seller Affiliate and used in or held for use in the Business (the “Real Property”), including a street address and a list of all Business Contracts related to or affecting the Real Property or any interest therein. Seller (or such Seller Affiliate) is the sole and exclusive legal and equitable owner of all right, title and interest in and has good, marketable and insurable title in fee simple absolute to, and is in possession of, all Real Property, including the buildings, structures, fixtures and improvements situated thereon and appurtenances thereto, including such right of ways and easements running toward the benefit or burden of such Real Property, as set forth on Section 4.16(a) of the Business Disclosure Schedule. All contracts, agreements and undertakings affecting the Real Property are set forth in Section 4.16(a) of the Business Disclosure Schedule and are legally valid and binding and in full force and effect, and to the Knowledge of Seller, there are no defaults, offsets, counterclaims or defenses thereunder, and none of Seller or such Seller Affiliate has received notice of default, offset, counterclaim or defense under any such Business Contracts. There is no pending or threatened Proceeding before a Governmental Authority, or to Seller’s Knowledge, any grounds for any Proceeding that could be brought by a Governmental Authority or other Person, that would adversely affect the Real Property in any material respect.

(b) To the extent not disclosed in Section 4.17 of the Business Disclosure Schedule, Section 4.16(b) of the Business Disclosure Schedule sets forth an accurate and complete list of each parcel of real property owned any third party that is used in or held for use in the Business.

4.17 Real Property Leases. Section 4.17 of the Business Disclosure Schedule sets forth an accurate and complete list of all Contracts relating to the lease of real property (the “Leased Real Property”) used in or related to the Business (the “Real Property Leases”) including the street address of each Leased Real Property and the name of the lessor, and a list of all other Contracts affecting each Leased Real Property. Seller or the Members have been in lawful possession of the premises covered by each Real Property Lease since the commencement of the original term of such Lease. Seller has delivered to Purchaser accurate and complete copies of each Real Property Lease, if any, for the real property subject to the Real Property Leases. All Real Property Leases are in good standing and are valid and effective in accordance with their respective terms and there exists no default thereunder or occurrence or condition which could result in a default thereunder or termination thereof. There is no Proceeding before a Governmental Authority, threatened Proceeding before a Governmental Authority, or to the best of Seller’s Knowledge, threatened Proceeding, that could be brought by a Government Authority or other Person, that would materially and adversely affect the Leased Real Property.

4.18 Intellectual Property.

(a) Section 4.18 of the Business Disclosure Schedule lists all Business Intellectual Property, specifying in each case whether such Business Intellectual Property is owned or controlled by or for, licensed to, or otherwise held by or for the benefit of Seller, a Member or other Seller Affiliate, including all Registered Intellectual Property Rights owned by, filed in the name of or applied for by Seller or a Seller Affiliate and used in the Business (the “Business Registered Intellectual Property Rights”).

(b) Each item of Business Intellectual Property (i) is valid, subsisting and in full force and effect, (ii) has not been abandoned or passed into the public domain, and (iii) is free and clear of any Encumbrances.

(c) The Business Intellectual Property constitutes all the Intellectual Property Rights used in and/or necessary to the conduct of the Business as it is currently conducted, including the use, rental, lease and sale of the Tanks.

(d) Each item of Business Intellectual Property either (i) is exclusively owned by Seller and was written and created solely by employees of Seller or Eagle Eye acting within the scope of their employment or by third parties, all of which employees and third parties have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Seller, and no third party or Seller Affiliate owns or has any rights to any such Business Intellectual Property, or (ii) is duly and validly licensed to Seller for use in the manner currently used in the conduct of the Business and, as it is currently planned or contemplated to be used in the conduct of the Business prior to the Closing.

(e) None of Seller, the Members or any other Seller Affiliate has transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Rights that is or was Business Intellectual Property to any Person.

(f) Except with respect to the Key Employees whose agreements have been made available to Purchaser, Seller does not have any policy or procedure with respect to Confidential Information and Trade Secrets. Seller has required all Key Employees to execute confidentiality agreements, copies of which have been provided to Seller and originals of which will be delivered to Purchaser at the Closing. Seller has no Knowledge of any violation or unauthorized disclosure of any Trade Secret or Confidential Information related to the Business, the Purchased Assets or the Assumed Liabilities, or obligations of confidentiality with respect to such. Only the individuals named in the Business Disclosure Schedule, which describes their relationship with Seller, have had access to such Trade Secrets and Confidential Information, and each such individual has signed a confidentiality agreement with respect thereto.

(g) The operation of the Business as it is currently conducted, or as it is currently planned or contemplated to be conducted prior to the Closing, including the use, branding, advertising, promotion, marketing, rental, lease, and sale of the Tanks, does not infringe or misappropriate any Intellectual Property Rights of any Person, violate any right of any Person (including any right to privacy or publicity), defame or libel any Person or constitute unfair competition or trade practices under the laws of any jurisdiction, and none of Seller, the Members or any other Seller Affiliate has received notice from any Person claiming that such operation or any Tank (including any currently under development) infringes or misappropriates any Intellectual Property Rights of any Person (including any right of privacy or publicity), or defames or libels any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does Seller have Knowledge of any basis therefor).

4.19 Customers, Distributors and Suppliers.

(a) Customers. All Business Contracts with customers were entered into by or on behalf of Seller and were entered into in the ordinary course of business. Section 4.19 of the Business Disclosure Schedule sets forth an accurate and complete:

(i) list of the 25 largest customers of the Business, determined on the basis of sales revenues, for each of the fiscal years ended December 31, 2005, 2006 and 2007, and the ten-month period ended October 31, 2008;

(ii) breakdown of the revenues received from each customer that accounted for more than $10,000 of the gross revenues of Seller, on an annualized basis, for each of the fiscal years ended December 31, 2005, 2006 and 2007, and the ten-month period ended October 31, 2008; and

(iii) breakdown of all customer deposits of greater than $10,000 held by Seller as of the date of this Agreement.

(b) Suppliers. All Business Contracts with suppliers were entered into by or on behalf of Seller and were entered into in the ordinary course of business. Section 4.19 of the Business Disclosure Schedule sets forth an accurate and complete:

(i) list of the 25 largest suppliers of the Business, determined on the basis of costs of items purchased for each of the fiscal years December 31, 2005, 2006 and 2007, and the ten-month period ended October 31, 2008;

(ii) breakdown of the amounts paid to each supplier that received more than $10,000 from Seller (on an annualized basis) for each of the fiscal years ended December 31, 2005, 2006 and 2007, and the ten-month period ended October 31, 2008; and

(iii) list of all sole source suppliers of Seller.

(c) None of Seller or the Members has entered into any Contract under which it is restricted from renting, leasing or selling any Tanks to any class of customers, in any geographic area, during any period of time or in any segment of the market. There is no purchase commitment which provides that any supplier will be the exclusive supplier of the Business. There is no purchase commitment requiring Seller to purchase the entire output of a supplier.

(d) None of Seller or the Members has received any notice or other communication, received any other information indicating, and otherwise has any Knowledge, that any current customer or supplier identified in the Business Disclosure Schedule may cease dealing with Seller or the Members, may otherwise reduce the volume of business transacted by such Person with Seller or the Members or otherwise is dissatisfied with the service that Seller provides or the Members provide such Person. None of Seller or the Members has any reason to believe that any such Person will cease to do business with Purchaser after, or as a result of, consummation of the Transaction, or that such Person is threatened with bankruptcy or insolvency. Seller has no Knowledge of any fact, condition or event which may, by itself or in the aggregate, adversely affect its relationship with any such Person. Since October 31, 2008, there has been no cancellation of backlogged orders in excess of the average rate of cancellation prior to such date.

(e) None of Seller or the Members or any other Seller Affiliate has, and to the Knowledge of Seller, no employee of the Business has, directly or indirectly given or agreed to give any rebate, gift or similar benefit to any customer, supplier, distributor, broker, governmental employee or other Person, who was, is or may be in a position to help or hinder the Business (or assist in connection with any actual or proposed transaction) which could subject them to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

4.20 Product Liability. Except as set forth in the subsections to Section 4.20 of the Business Disclosure Schedule:

(a) Seller does not manufacture, and has not ever manufactured, the Tanks leased, rented, sold or delivered by Seller. Section 4.20(a) of the Business Disclosure Schedule sets forth an accurate and complete list of the manufacturers from whom Seller has purchased Tanks (collectively, the “Manufacturers”). All purchases of such Tanks have been memorialized in an invoice delivered to Seller. Except for the Tanks Subject to Claims, Seller has paid in full all of the Manufacturers for delivery of the applicable products. The Tanks leased, rented, sold or delivered by Seller are standard in the Business’ industry, except for occasional Tanks that have been customized, based upon customer specifications, to meet customer needs.

(b) To the Knowledge of Seller, the Manufacturers’ products comply with all applicable laws and regulations, including, but not limited to, the U.S. Department of Transportation Regulations.

(c) Except for the Tanks Subject to Claims, Seller has no reason to believe that the Tanks heretofore leased, rented, sold or delivered by Seller were not tested and designed by the Manufacturers to meet all standards of the Occupational Safety and Health Act, as amended, and the National Emission Standards for Hazardous Air Pollutants, as amended. To the Knowledge of Seller, the Manufacturers comply with such standards. A true and complete copy of Seller’s standard rental agreement applicable to the tanks is set forth on Section 4.20(c) of the Business Disclosure Schedule (the “Standard Rental Agreement”). Seller’s non-standard rental and/or service agreements are listed in Sections 4.5 and 4.13(a) of the Business Disclosure Schedule.

(d) Seller has provided Tanks to customers of the Business in accordance with the terms of the Standard Rental Agreement, except as disclosed in Section 4.5 of the Business Disclosure Schedule. Except as disclosed in Sections 4.5 and 4.20(d) of the Business Disclosure Schedule, none of the Tanks rented, sold, leased or delivered to customers of the Business are subject to any guaranty, written warranty, claim for product liability, or patent or other indemnity. As of the Execution Date, except as disclosed in Section 4.20 of the Business Disclosure Schedule, no Liability exists under any agreement with any customer of the Business that arises out of, relates to or results from any breach of Seller’s written or implied warranties or injury to person or property.

(e) Neither Seller nor any Member has received any notices of customer claims regarding Seller’s lease, rental, sale or delivery of Tanks or other performance of services.

4.21 Employees and Consultants.

(a) Employees and Contracts. Except as described in Section 4.21(a) of the Business Disclosure Schedule, Seller has no employees and has not engaged any consultants. All employees that provide services to the Business (the “Business Employees”) are employees of Eagle Eye and are employed on an at-will basis. Each of Seller and Eagle Eye has not (and to the Knowledge of Seller, no other party has) granted any Business Employee the right to continued employment by Eagle Eye or Seller or to any material compensation following such employee’s termination of employment with Eagle Eye. Other than describing from Purchaser’s script the employment offers to be conveyed by Purchaser, Seller has not (and to the Knowledge of Seller, no other party has) made any offer to the Key Employees or to any employee or consultant to be retained by Purchaser (collectively, the “Workers”) to work for another entity in any capacity related to the Business or any Seller Affiliate. Except as disclosed in Section 4.21(a) of the Business Disclosure Schedule, neither Seller nor Eagle Eye has a present intention to terminate (or cause the termination of) the employment of any employee or engagement of any Worker other than in the ordinary course of the Business.

(b) Compensation. Section 4.21(b) of the Business Disclosure Schedule sets forth an accurate and complete list of all (i) employees of that provide services to the Business, including each employee’s name, title or position, present annual compensation (including bonuses, commissions and deferred compensation), accrued and unused paid vacation and other paid leave, years of service, interests in any incentive compensation plan, and estimated entitlements to receive supplementary retirement benefits or allowances (whether pursuant to a contractual obligation or a Legal Requirement), (ii) individuals who are currently performing services for the Business who are classified as “consultants” or “independent contractors,” including the respective compensation of each consultant or independent contractor, and (iii) any employees of a Seller Affiliate that perform services for the Business. The Business Disclosure Schedule sets forth an accurate and complete list of all (i) bonuses, severance payments, termination pay and other special compensation of any kind paid to, accrued with respect to, or that would be payable to (as a result of the Transaction), any present or former Worker since June 30, 2008; (ii) increases in any Business Employee’s wage or salary since June 30, 2008 except for wage or salary increases in the ordinary course of business in keeping with Seller’s historical practices; or (iii) increases or changes in any other benefits or insurance provided to any Business Employees since June 30, 2008. Neither the consummation of this Transaction nor any termination of the employment of any of the Business Employees will result in or give rise to (i) any obligation to make any severance, retention, termination, change of control, “golden parachute,” or other payments to present or former employees of Seller or Eagle Eye or (ii) the acceleration of any other rights or benefits to any present or former employee of Seller or Eagle Eye, whether pursuant to an oral or written agreement or understanding, statute, or otherwise.

(c) Disputes. There are no claims, disputes or controversies pending or, to the Knowledge of Seller, threatened involving any employee, consultant or independent contractor, or other service provider, or group of employees, consultants or independent contractors, or other service providers who have been performing work for the Business prior to the Closing Date. Neither Seller nor Eagle Eye has suffered or sustained any work stoppage and no such work stoppage is threatened.

(d) Compliance with Legal Requirements. Seller and Eagle Eye have complied with all Legal Requirements related to the employment of the Business Employees and any former employees of the Business, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, and the payment of social security and other Taxes. To the Knowledge of Seller, no employee, consultant or independent contractor, or other service provider who is a party to any proprietary information, confidentiality, non-competition, employment or similar agreement with any third party is or has been alleged to have been or be in breach of such agreement. Seller has no Liability under any Legal Requirements related to employment and attributable to an event occurring or a state of facts existing prior to the date of this Agreement.

(e) WARN Act. Upon the Closing Date, Seller and Eagle Eye will be in full compliance with the Worker Readjustment and Notification Act (the “WARN Act”) (29 USC §2101), including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any “plant closing” or “mass layoff” to “affected employees”, “representatives” and any state dislocated worker unit and local government officials. No reduction in the notification period under the WARN Act is being relied upon by Seller or Eagle Eye. Section 4.21(e) of the Business Disclosure Schedule sets forth an accurate and complete list of all employees terminated (except with cause, by voluntarily departure or by normal retirement), laid off or subjected to a reduction of more than 50% in hours or work during the two full calendar months and the partial month preceding this representation and warranty.

(f) Unions. Neither Seller nor Eagle Eye has any collective bargaining agreements with any of its employees. There has not been and is no labor union organizing or election activity pending or, to the Knowledge of Seller, threatened with respect to Seller, Eagle Eye or the Business, nor to the Knowledge of Seller does any condition or circumstance exist, that likely would directly or indirectly give rise to or provide a basis for the commencement of any such activity.

4.22 Benefit Plans.

(a) Section 4.22(a) of the Business Disclosure Schedule sets forth an accurate and complete list of (i) all “employee benefit plans” within the meaning of Section 3(3) of ERISA; (ii) all employment agreements, including any individual benefit arrangement, policy or practice with respect to any current or former employee of the Business or director of Seller or Member of the Controlled Group; and (iii) all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, deferred compensation, severance pay, consulting, group insurance, medical, dental, life, death benefit, disability, lay-off or reduction in force, change in control, employee loan, sick pay, vacation pay, salary continuation, retainer, leave of absence, Code Section 125 “cafeteria” or “flexible” benefit, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether legally binding or not, written or unwritten, formal or informal, which Eagle Eye, Seller or any Member of the Controlled Group maintains, to which any of them contributes, or for which any of them has any obligation or direct or indirect liability, whether contingent or otherwise (collectively, the “Business Benefit Plans”). Section 4.22(a) of the Business Disclosure Schedule indicates which of Eagle Eye, Seller or other Member of the Controlled Group maintains, contributes to or has any liability with respect to each Business Benefit Plan.

(b) None of the Business Benefit Plans is a Defined Benefit Plan, and none of Eagle Eye, Seller or any Member of the Controlled Group has ever sponsored, maintained or contributed to, or ever been obligated to contribute to, a Defined Benefit Plan.

(c) None of the Business Benefit Plans is a Multiemployer Plan, and none of Eagle Eye, Seller or any Member of the Controlled Group has ever contributed to, or ever been obligated to contribute to, a Multiemployer Plan, “multiple employer plan” (within the meaning of Section 413(c) of the Code) or “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) None of Eagle Eye or Seller maintains or contributes to, or has any other liability under or with respect to any plan that provides health, life or other coverage for former directors, officers, or employees (or any spouse or former spouse or other dependent thereof), except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA.

(e) Each Business Benefit Plan which is an “employee benefit plan,” as defined in Section 3(3) of ERISA, complies by its terms and in operation with the requirements provided by any and all statutes, orders or governmental rules and regulations currently in effect and applicable to the Business Benefit Plan, including ERISA and the Code.

(f) All reports, forms and other documents required to be filed with any government entity or furnished to employees, former employees or beneficiaries with respect to any Business Benefit Plan (including, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and furnished and are accurate.

(g) Each of the Business Benefit Plans that is intended to qualify under Section 401(a) of the Code has been determined by the IRS so to qualify after January 1, 1989, and each trust maintained pursuant thereto has been determined by the IRS to be exempt from taxation under Section 501 of the Code. Nothing has occurred since the date of the IRS’s favorable determination letter that could adversely affect the qualification of the Business Benefit Plan and its related trust. Eagle Eye, Seller and each Member of the Controlled Group have timely amended and operated each of the Business Benefit Plans to comply with the Small Business and Job Protection Act of 1996, the Economic Growth and Tax Relief Reconciliation Act of 2001, and subsequent legislation enacted through the date hereof, and Section 501 of the Code.

(h) All contributions for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been made prior to the Closing Date by Eagle Eye or Seller.

(i) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Business Benefit Plans for plan years ending on or before the Closing Date.

(j) With respect to each Business Benefit Plan:

(i) no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available;

(ii) no action or claims (other than routine claims for benefits made in the ordinary course of Business Benefit Plan administration for which Business Benefit Plan administrative review procedures have not been exhausted) are pending, threatened or imminent against or with respect to the Business Benefit Plan, any employer who is participating (or who has participated) in any Business Benefit Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Business Benefit Plan;

(iii) none of Eagle Eye, Seller, or any fiduciary has any Knowledge of any facts that could give rise to any such action or claim; and

(iv) it provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code, all benefits payable to current, terminated employees or any beneficiary may be amended or terminated by Eagle Eye or Seller at any time without liability.

(k) None of Eagle Eye, Seller or any Member of the Controlled Group has any liability or is threatened with any liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code or (ii) to a fine under Section 502 of ERISA.

(l) All of the Business Benefit Plans, to the extent applicable, are in compliance with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA.

(m) Accurate and complete copies of all documents creating or evidencing any Business Benefit Plan have been delivered to Purchaser, and accurate and complete copies of all reports, forms and other documents required to be filed with any Governmental Authority or furnished to employees, former employees or beneficiaries (including summary plan descriptions together with each summary of material modification required under ERISA with respect to such Business Benefit Plan, Forms 5500 and summary annual reports for the last three (3) years (including all schedules and attachments) for all plans subject to ERISA, but excluding individual account statements and tax forms) have been delivered to Purchaser. There are no negotiations, demands or proposals which are pending or have been made which concern matters now covered, or that would be covered, by the type of agreements required to be listed in the Business Disclosure Schedule.

(n) All expenses and liabilities related to all of the Business Benefit Plans have been, and will on the Closing Date be, fully and properly accrued on the Books and Records of Seller, Eagle Eye or other Member of the Controlled Group that sponsors the Business Benefit Plan, and disclosed in accordance with generally accepted accounting principles and in Business Benefit Plan financial statements.

(o) The consummation of the transactions contemplated by this Agreement will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Business Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, or any other material liability for Seller.

(p) Each Business Benefit Plan, employment agreement, or other contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code, its Treasury regulations, and any administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Business Benefit Plan, employment agreement, or other contract, plan, program, agreement, or arrangement. None of Eagle Eye, Seller nor any Member of the Controlled Group is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code. No option or other right to acquire Seller Interests or other equity of Seller (i) has an exercise price that was less than the fair market value of the underlying interest as of the date such option or other right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such option or right, or (iii) has been granted after December 31, 2004, with respect to any interest of Seller or any Seller Affiliate that is not “service recipient stock” as to the grantee (within the meaning of applicable regulations under Section 409A of the Code).

4.23 Compliance with Laws. To the Knowledge of Seller and the Members, and except as described in Section 4.23 to the Business Disclosure Schedule, Seller, Jaws, Eagle Eye and Frost have conducted, and are conducting the Business, and at all times since January 1, 2007 have been, in full compliance, with each Legal Requirement that is applicable to the Business, Seller or any of Seller’s properties, assets (including the Purchased Assets), operations or businesses (including the Business), and no event or act or omission has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute, or result directly or indirectly in, a default under, a breach or violation of, or a failure to comply with, any such Legal Requirement. None of Seller, the Members or any other Seller Affiliate has received any notice from any third party regarding any actual, alleged or potential violation of any Legal Requirement. To the extent that Seller is not in compliance with a Legal Requirement determined by Purchaser to require cure, Seller will cure such non-compliance between the Execution Date and the Closing Date or if not possible by the Closing Date, then as promptly as possible.

4.24 Governmental Approvals.

(a) Seller has all Governmental Approvals that are necessary or appropriate in connection with Seller’s ownership and use of its properties or assets (including the Purchased Assets) or Seller’s operation of its businesses (including the Business). Except for any filing identified on Section 4.24(a) to the Business Disclosure Schedule, Seller has made all filings with, and given all notifications to, all Government Authorities as required by all applicable Legal Requirements. Section 4.24(a) of the Business Disclosure Schedule contains an accurate and complete list and summary description of each such Governmental Approval, filing or notification. Each such Governmental Approval, filing and notification is valid and in full force and effect, and there is not pending or, to the Knowledge of Seller, threatened any Proceeding which could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Governmental Approval, filing or notification. No violations have been recorded in respect of any Governmental Approvals, and Seller knows of no meritorious basis therefor. No fines or penalties are due and payable in respect of any Governmental Approval or any violation thereof.

(b) Seller has delivered to Purchaser accurate and complete copies of all of the Governmental Approvals, filings and notifications identified in Section 4.24(a) of the Business Disclosure Schedule, including all renewals thereof and all amendments thereto.

4.25 Proceedings and Orders.

(a) Except as set forth in Section 4.25(a) of the Business Disclosure Schedule, there is no Proceeding pending or, to the Knowledge of Seller, threatened against or affecting Seller, the Members or any other Seller Affiliate relating to the Business, the Purchased Assets, or any of Seller’s properties, assets, operations or businesses, or Seller’s or any Seller Affiliate rights relating thereto. To Seller’s Knowledge, no event has occurred, and no condition, act, omission or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding. Seller has delivered to Purchaser accurate and complete copies of all pleadings, correspondence and other documents in its possession relating to any such Proceeding. No insurance company has asserted in writing that any such Proceeding is not covered by the applicable policy related thereto.

(b) None of Seller, the Members, any other Seller Affiliate involved in the Business or any of their properties, assets (including the Purchased Assets), operations or businesses (including the Business), or any of their rights relating to any of the foregoing, is subject to any Order or any proposed Order and, to the Knowledge of Seller, none of the respective officers, directors, agents or employees, contractors or independent consultants, or other service providers of Seller, the Members, any other Seller Affiliate involved in the Business is subject to any Order or any proposed Order.

4.26 Environmental Matters.

(a) Seller is in compliance with all Environmental and Safety Laws, including possessing all Governmental Approvals and the maintenance of required financial assurances required for its operations under applicable Environmental and Safety Laws. The Purchased Assets meet all applicable standards under all Environmental and Safety Laws for the purposes of conducting the Business as currently conducted.

(b) None of Seller, the Members, or any other Seller Affiliate has received written notice of, or is the subject of, any actions, claims, fines, penalties, action for injunctive relief or contribution, cause of action for violation, matter concerning compliance or nuisance, investigations, demands, requests for information, citation, complaint or notices by any person alleging liability arising under any Environmental and Safety Law or for damages to natural resources or to person or to property.

(c) With respect to any real property currently or formerly owned or leased by Seller (including the Leased Real Property), or, to Seller’s Knowledge, any property owned or leased by any Person to whom Seller has leased any of the Purchased Assets (including the Tanks), there have been no Releases of Hazardous Materials that are reasonably likely to result in a claim against Seller or any Seller Affiliate. Except as described in Section 4.26 to the Business Disclosure Schedule, neither Seller nor any Seller Affiliate has entered into any agreement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any

Person from or against any liabilities arising out of or related to the generation, storage, handling, manufacture, use, transportation or disposal of Hazardous Materials, or otherwise arising in connection with or under Environmental and Safety Laws. Seller has not transported, treated or disposed nor arranged for the transportation, treatment or disposal of any Hazardous Materials to any location which (i) is or was listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state or local list of sites requiring investigation, remedial action, or other Proceeding under any Environmental and Safety Law, or (ii) is currently or has been the subject of any Proceeding, Legal Requirement, or Encumbrance regarding any actual or alleged Release of any Hazardous Materials.

4.27 Taxes.

(a) Each of Seller and each of the Members has timely filed or received extensions with respect to all Tax Returns that Seller or such Member was required to file, and such Tax Returns are accurate and complete in all respects. All Taxes shown to be payable by Seller or any Member on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable with respect to any period ending prior to the date of this Agreement, whether or not shown due or reportable on such Tax Returns, other than Taxes of Seller for which adequate accruals have been provided in its Financial Statements. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, or other third party. Neither Seller, nor any Member as a result of such Member’s ownership of Seller, has any liability for unpaid Taxes accruing after the date of Seller’s latest Financial Statements except for Taxes incurred in the ordinary course of business. There are no liens for Taxes on the properties of Seller or any Member, other than liens for Taxes not yet due and payable.

(b) Section 4.27(b) of the Business Disclosure Schedule lists all Tax Returns filed by each of Seller and each of the Members for all taxable periods since December 31, 2002, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are subject of audit. To the Knowledge of Seller and each of the Members, no other audit of any Tax Return is currently pending or threatened. With respect to Seller and each of the Members, no claim has ever been made by any Governmental Authority in a jurisdiction where Seller or a Member does not file Tax Returns that Seller or such Member is or may be subject to taxation by that jurisdiction. Each of Seller and each of the Members has delivered or made available to Purchaser accurate and complete copies of all Tax Returns filed, examination reports, and statements of deficiencies assessed or agreed to by Seller or such Member since December 31, 2002. Neither Seller nor any Member has waived any statute of limitations in respect of any Tax or agreed to an extension of time with respect to any Tax assessment or deficiency.

(c) Neither Seller nor any Member is a party to or bound by any tax indemnity agreement, tax sharing agreement or similar contract.

(d) Seller, as of the Closing Date, and at all times since its formation, is and has been classified for U.S. federal income tax purposes as a partnership and not as an association taxable as a corporation.

(e) Each of the Purchased Assets is wholly-owned by either Seller or the Members for Tax purposes. None of the Purchased Assets is the subject of a “safe-harbor lease” within the provisions of former Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. None of the Purchased Assets directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code. None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(f) Each of Seller and each of the Members is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

4.28 Owned and Leased Vehicles and Personal Property. Section 4.28 of the Business Disclosure Schedule sets forth an accurate and complete list of all Owned and Leased Vehicles and all owned and leased Personal Property used or held for use in the Business, except for individual items with a fair market value less than $2,500. All such Owned and Leased Vehicles are (a) properly licensed and registered in accordance with applicable Legal Requirements; (b) fully insured; (c) in good operating condition and repair (reasonable wear and tear excepted); (d) adequate and usable for the operation of the Business as currently conducted; and (e) not subject to any Encumbrance. All owned and leased Personal Property is (a) in good operating condition and repair (reasonable wear and tear excepted); (b) adequate and usable for the operation of the Business as currently conducted; and (c) not subject to any Encumbrance. All Contracts relating to the lease of Personal Property or motor vehicles used or held for use in the Business are included in Section 4.13 (Material Contracts) of the Business Disclosure Schedule.

4.29 Brokers. Except for the engagement by Seller of Oppenheimer to act as financial advisor with respect to the sale of the Business, Seller has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transaction. Purchaser shall have no obligation to Oppenheimer for any fees related to such engagement.

4.30 Solvency. None of the Members or Seller is entering into the Transaction with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. Seller’s assets, at a fair valuation, exceed its liabilities, and Seller is able, and will continue to be able after the Closing of the Transaction, to meet its debts as they mature and will not become insolvent as a result of the Transaction. After the Closing of the Transaction, Seller will have sufficient capital and property remaining to continue to conduct the operations of the Seller (other than the Business which will be transferred to Purchaser) in which Seller will thereafter be engaged, if any, or wind down its operations in an orderly manner.

4.31 Private Placement.

(a) Purchase Entirely for Own Account. Seller is, and, upon distribution of the Restricted Shares to the Members, the Members are acquiring the Restricted Shares to be received in the Transaction for investment for their own accounts, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and except for the distribution of the Restricted Shares by Seller to the Members, none of Sellers or the Members has any present intention of selling, granting any participation in, or otherwise distributing the same.

(b) Disclosure of Information. Seller and the Members have received all the information they consider necessary or appropriate for deciding whether to obtain the Restricted Shares as consideration in this Transaction. Seller and the Members have reviewed Purchaser’s (i) Annual Report on Form 10-K for the year ended December 31, 2007, (ii) Quarterly Reports on Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008, (iii) Proxy Statement for the 2008 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 23, 2008, and (iv) the various Current Reports on Form 8-K filed with the Securities and Exchange Commission in 2008, all of which are available at Purchaser’s website at http://www.mgrc.com/corporate/index2.html and had an opportunity to ask questions and receive answers from Purchaser regarding the business, properties, prospects and financial condition of Purchaser.

(c) Investment Experience. Seller and the Members acknowledge that each of them is able to fend for itself, can bear the economic risk of owning the Restricted Shares, and has such knowledge and experience in financial or business matters that each of them is capable of evaluating the merits and risks of owning the Restricted Shares. Seller and the Members acknowledge that ownership of the Restricted Shares involves a high degree of risk and that Seller and the Members are able, without materially impairing its financial condition, to hold the Restricted Shares for an indefinite period of time and to suffer a complete loss of its investment.

(d) Accredited Investor. Each of Seller and each Member is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, as presently in effect. Each Member represents and warrants that (i) he has completed the Accredited Investor Questionnaire contained in Schedule 4.31(d), (ii) the information contained therein is complete and accurate as of the date hereof and (iii) all of the responses to the information requested therein are incorporated into this Agreement as representations and warranties as if fully set forth herein. Each of Seller and the Members agrees to furnish any additional information reasonably requested by Purchaser to assure compliance with applicable federal and state securities laws in connection with the acquisition of the Restricted Shares hereunder.

(e) Restricted Securities. Seller and each Member understand that the Restricted Shares are characterized as “restricted securities” under the federal securities laws in that they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such Restricted Shares may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Seller and each Member are familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understand the resale limitations imposed thereby and by the Securities Act. SELLER AND EACH MEMBER UNDERSTAND AND ACKNOWLEDGE HEREIN THAT AN INVESTMENT IN THE RESTRICTED SHARES INVOLVES AN EXTREMELY HIGH DEGREE OF RISK AND MAY RESULT IN A COMPLETE LOSS OF THEIR INVESTMENT. Seller and each Member understand that the Restricted Shares have not been and will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered, and thus Seller and each Member will not be able to resell or otherwise transfer the Restricted Shares unless they are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. Seller and each Member have no immediate need for liquidity in connection with this investment, do not anticipate that Seller or either Member will be required to sell any Restricted Shares in the foreseeable future.

(f) Further Limitations on Disposition. Without in any way limiting the representations set forth above except for a distribution by Seller to the Members of the Restricted Shares, Seller and the Members further agree not to make any disposition of all or any portion of the Restricted Shares unless and until the transferee has agreed in writing for the benefit of Purchaser to be bound by this Section 4.31, and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) (a) Seller or such Member shall have notified Purchaser of the proposed disposition and shall have furnished Purchaser with a summary of the proposed disposition and (b) if reasonably requested by Purchaser, shall have furnished Purchaser with an opinion of counsel reasonably satisfactory to Purchaser that such disposition will not require registration of such shares under the Securities Act.

(iii) Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a distribution by Seller to the Members or the transfer by gift, will or intestate succession by a Member to his spouse or to the siblings, lineal descendants or ancestors of such Member or his spouse, provided that any and all transferees agree in writing to be subject to the terms hereof to the same extent as if he or she were a Member hereunder.

(g) Legends. It is understood that the certificates, if any, evidencing the Restricted Shares may bear one or all of the following legends:

(i) “THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.”

(ii) Any legend required by the Bylaws of Purchaser or applicable state securities laws.

(h) Reliance by Purchaser. Seller and each Member understand that the representations, warranties, covenants and acknowledgements set forth in this Section 4.31 constitute a material inducement to Purchaser to enter into this Agreement.

(i) No Reliance on Others. Seller and each Member acknowledge that each of them is not relying upon any Person, other than Purchaser and its officers and directors, in making its investment or decision to invest in Purchaser.

4.32 Bulk Sales Laws. Except as set forth on Section 4.32 of the Business Disclosure Schedule, no “bulk sales” Legal Requirements are applicable to the Transaction.

4.33 Members’ Questionnaire. Each Member represents and warrants that (i) he has completed the Members’ Questionnaire contained in Schedule 4.33, and (ii) the information contained therein is complete and accurate in all material respects as of the date hereof.

4.34 Full Disclosure.

(a) Neither this Agreement nor any of the other Transaction Agreements, (i) contains or will contain as of the Closing Date any untrue statement of fact or (ii) omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein (in light of the circumstances under which they were made) not misleading.

(b) All of the information set forth in the Business Disclosure Schedule, and all other information regarding Seller or Seller’s properties, assets (including the Purchased Assets), operations, businesses (including the Business), Liabilities, financial performance, net income and prospects that has been furnished to Purchaser or any of its Representatives by or on behalf of Seller or any of Seller’s Representatives, is accurate and complete in all material respects.

(c) Each representation and warranty set forth in this Article 4 is not qualified in any way whatsoever except as explicitly provided therein or disclosed in the Business Disclosure Schedule, will not merge on Closing or by reason of the execution and delivery of any Transaction Agreement at the Closing, will remain in force on and immediately after the Closing Date, is given with the intention that liability is not limited to breaches discovered before Closing, is separate and independent and is not limited by reference to any other representation or warranty or any other provision of this Agreement, and is made and given with the intention of inducing Purchaser to enter into this Agreement.

4.35 Schedule 2.4(b). Schedule 2.4(b) sets forth an accurate and complete list of all states in which Seller, currently or during the previous three (3) years, (a) has or had assets or (b) has or had been doing business.

ARTICLE 5    REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as specifically set forth on the Schedule 5 (the “Purchaser Disclosure Schedule”) attached to this Agreement (the parts of which are numbered to correspond to the applicable Section numbers of this Agreement), Purchaser hereby represents and warrants as of the date hereof to Seller as follows:

5.1 Organization and Good Standing. Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

5.2 Authority; Binding Nature of Agreements. Purchaser has all requisite power and authority to execute and deliver this Agreement and all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements have been approved by all requisite action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser. Each of this Agreement and the other Transaction Agreements constitutes, or upon execution and delivery, will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

5.3 No Conflicts; Required Consents. The execution, delivery and performance of this Agreement or any other Transaction Agreement by Purchaser do not and will not (with or without notice or lapse of time):

(a) conflict with, violate or result in any breach of (i) any of the provisions of Purchaser’s certificate of formation of operating agreement; (ii) any resolutions adopted by Purchaser’s managing member; (iii) any of the terms or requirements of any Governmental Approval held by Purchaser; or (iv) any indenture or other material agreement binding the Purchaser Parent and its subsidiaries and affiliates; and

(b) except for any filings required under the HSR Act, require Purchaser to obtain any Consent or make or deliver any filing or notice to a Governmental Authority.

5.4 Brokers. Purchaser has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transaction.

5.5 Sufficient Funds. Purchaser has sufficient funds (or access to sufficient funds) to pay the Cash Consideration, as may be adjusted.

ARTICLE 6    PRE-CLOSING COVENANTS

6.1 Conduct of the Business Prior to the Closing. From the date of this Agreement until the Closing Date, the Members and Seller shall, and shall cause Eagle Eye, Frost, Jaws and the other Seller Affiliates and respective officers, directors and employees, to:

(a) Conduct the Business in the ordinary course of business;

(b) Pay all of its Liabilities and Taxes when due, subject to good faith disputes over such Liabilities or Taxes;

(c) Maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of Seller and the Business; and

(d) Use commercially reasonable efforts to (i) preserve intact all rights of the Business to retain its employees and (ii) maintain good relationships with employees, licensors, licensees, suppliers, contractors, customers, and others having business dealings with the Business.

6.2 Restrictions on Conduct of the Business Prior to the Closing. From the date of this Agreement until the Closing Date, none of the Members or Seller shall, and they shall cause Eagle Eye, Frost, and Jaws and their respective members, officers, directors and employees, not to:

(a) Except as disclosed in Section 6.2(a) of the Business Disclosure Schedule, enter into, create, incur or assume (i) any new borrowings under capital leases or (ii) any obligations which would adversely affect Purchaser’s ability to conduct the Business in substantially the same manner and condition as currently conducted by Seller and the Seller Affiliates;

(b) Acquire by merging or consolidating with, or by purchasing any equity securities or assets (which are material, individually or in the aggregate, to Seller) of, or by any other manner, any business or any Entity;

(c) Sell, transfer, lease, license or otherwise encumber any of its assets (including the Purchased Assets) used in or relating to the Business, except for the lease, rental or sale of Inventory in the ordinary course of business;

(d) Enter into any agreements or commitments with another Person relating to the Business, except on commercially reasonable terms in the ordinary course of business;

(e) Violate any Legal Requirement applicable to Seller or the Business;

(f) Violate, terminate or amend any Material Contract or Governmental Approval;

(g) Commence a Proceeding other than for (i) the routine collection of Receivables or (ii) injunctive relief on the grounds that Seller has suffered immediate and irreparable harm not compensable in money damages if Seller has obtained the prior written consent of Purchaser, such consent not to be unreasonably withheld;

(h) Make any distributions with respect to, or redeem, repurchase or otherwise acquire any Seller Interests;

(i) Purchase, lease, license or otherwise acquire any assets, except for miscellaneous supplies purchased by Seller in the ordinary course of business, provided, however, that Seller may make Qualified Tank Purchases and continue to lease or rent Tanks in the ordinary course of business;

(j) Allow Seller to write off as uncollectible, or establish any extraordinary reserve with respect to, any Receivable or other indebtedness in excess of $10,000, in the aggregate;

(k) Provide any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage to any Person, including any of the customers, members, officers, employees or directors of Seller or the Business;

(l) Borrow from any Person by way of a loan, advance, guaranty, endorsement, indemnity, or warranty, except for borrowings in the ordinary course of business under existing credit facilities which credit facilities shall be fully paid at Closing out of the Cash Consideration;

(m) Discharge any Encumbrance, indebtedness or other Liability related to the Business except for accounts payable in the ordinary course of business;

(n) Change its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records except as may be required to comply with GAAP or Legal Requirements;

(o) Change the terms of its accounts or other payables or Receivables or take any action directly or indirectly to cause or encourage any acceleration or delay in the payment, collection or generation of its accounts or Receivables;

(p) Allow Seller or the Business to incur or become subject to any Liability, contingent or otherwise, except current liabilities in the ordinary course of business;

(q) Make any material change affecting the Business, including (i) changes in inventory levels (other than Qualified Tank Purchases), management organization or personnel arrangements or working capital levels (payables, receivables and inventory); (ii) changes in discretionary costs, such as advertising, maintenance and repairs, and training; (iii) deviations from operating budgets or plans on sales and profitability; or (iv) change any of its business policies, including, advertising, investments, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies (other than Qualified Tank Purchases);

(r) Amend Seller’s Certificate of Formation or its Operating Agreement;

(s) Allow Seller to issue or authorize the issuance of any other securities in lieu of, or in substitution for, shares of its equity interests;

(t) Issue, sell, dispose of or encumber, or authorize the issuance, sale, disposition or encumbrance of, any equity interests or other securities or grant, enter into or accept any options, warrants, convertible securities or other rights to acquire any such equity interests or any other ownership interest in Seller or Frost, Eagle Eye or Jaws;

(u) Hire any new employee, terminate any officer or key employee (other than for cause) that performs services for the Business, increase the annual level of compensation of any existing Business Employee except for regular, scheduled compensation increases in the ordinary course of business, establish or adopt any Employee Benefit Plan (or amend any Employee Benefit Plan to increase an existing benefit), or grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director, consultant or independent contractor, or other service provider of Seller or the Business;

(v) Except as set forth on Section 6.2(v) of the Business Disclosure Schedule, enter into any agreement to make any severance or incentive payments or make any severance or incentive payments to any employee, officer or director of Seller or the Business, except payments made pursuant to written agreements outstanding as of the date of this Agreement;

(w) Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(x) Subject to Qualified Tank Purchases and the disclosures in the Business Disclosure Schedule, fail to maintain all Inventory at current levels or fail to maintain the Purchased Assets in its possession in good repair, order and condition, reasonable wear and tear excepted; or

(y) Enter into any Contract or agree, in writing or otherwise, to take any of the actions described in Section 6.2(a) through (x) above, or any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its covenants hereunder.

6.3 No Solicitation. Until the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to its terms, none of the Members or Seller shall, and the Members and Seller shall cause the Seller Affiliates and their Representatives not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing information regarding the Business or the Purchased Assets or Assumed Liabilities) any inquiries, or make any statements to third parties which may reasonably be expected to lead to any proposal concerning the sale of Seller, the Business, the Purchased Assets or Assumed Liabilities (whether by way of merger, purchase of equity, purchase of assets or otherwise) (a “Competing Transaction”); or (ii) hold any discussions or enter into any agreements with, or provide any information or respond (other than to decline to engage in any communication) to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage any effort or attempt by any third party to do or seek any of the foregoing. If at any time prior to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to its terms, the Members or Seller are approached in any manner by a third party concerning a Competing Transaction (a “Competing Party”), the Members and Seller shall promptly inform Purchaser regarding such contact and furnish Purchaser with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and the Members and Seller shall keep Purchaser informed of the status and details of any future notices, requests, correspondence or communications related thereto.

6.4 Certain Notifications. From the date of this Agreement until the Closing, the Members and Seller shall promptly notify Purchaser in writing regarding any:

(a) Action taken by Seller or any Seller Affiliate not in the ordinary course of business and, to the Knowledge of Seller, any circumstance or event that could reasonably be expected to have a Material Adverse Effect on Seller or the Business;

(b) Fact, circumstance, event, or action by the Members, Seller or any Seller Affiliate (including Eagle Eye, Frost or Jaws) (i) which, if known on the Execution Date, would have been a breach of or would have been required to be disclosed in or pursuant to this Agreement; or (ii) the existence, occurrence, or taking of which would result in any of the representations and warranties of the Members and Seller contained in this Agreement or in any Transaction Agreement not being true and correct in any material respect had the representation or warranty been made as of the time of the existence or occurrence or taking of such fact, circumstance, event or action;

(c) Breach of any covenant or obligation of either Member or Seller hereunder; and

(d) Circumstance or event which will result in, or could reasonably be expected to result in, the failure of either of the Members or Seller to timely satisfy any of the closing conditions specified in Article 9 of this Agreement.

6.5 Updating the Business Disclosure Schedule. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 6.4 would require a change to the Business Disclosure Schedule if the Business Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Seller shall promptly deliver to Purchaser an update to the Business Disclosure Schedule specifying such change and shall use its reasonable best efforts to remedy same, as applicable; provided, however, that no such update shall affect the rights of Purchaser under Article 11 or otherwise be deemed to supplement or amend the Business Disclosure Schedule for the purpose of (a) determining the accuracy of any of the representations and warranties made by the Members or Seller in this Agreement or (b) determining whether any of the conditions set forth in Article 9 have been satisfied.

6.6 Access to Information. From the Execution Date until the Closing, the Members and Seller shall (a) permit Purchaser and its Representatives to have reasonable access during regular business hours in a manner so as not to unreasonably interfere with the normal business operations of Seller and such Seller Affiliates as are involved in the Business, to all premises, properties, personnel, Persons having business relationships with Seller and such Seller Affiliates (including Eagle Eye, Frost and Jaws) that are involved in the Business (including suppliers, licensees, customers and distributors), books, records (including Tax records), contracts, and documents of or pertaining to Seller; (b) furnish Purchaser with all financial, operating and other data and information related to the Business (including copies thereof), as Purchaser may reasonably request; and (c) otherwise cooperate and assist, to the extent reasonably requested by Purchaser, with Purchaser’s investigation of the Business, the Purchased Assets and the Assumed Liabilities. Notwithstanding the foregoing, from the date of this Agreement until the Closing, Purchaser shall not directly contact any Business Employee or any supplier, licensee, customers or distributors of the Business without prior approval from Seller (which approval shall not be unreasonably withheld or delayed). No information or knowledge obtained in any investigation pursuant to this Section 6.6 or otherwise shall affect any of Purchaser’s rights under Article 11 or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

6.7 Reasonable Best Efforts. From the date of this Agreement until the Closing, each of the Members, Seller and Purchaser shall use their respective reasonable best efforts to cause to be fulfilled and satisfied all of the other party’s conditions to Closing set forth in Article 9.

6.8 Filings. Seller and Purchaser have made filings with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in accordance with the HSR Act with respect to the sale of the Purchased Assets by Seller to Purchaser. As promptly as possible after the Execution Date, but in any event not later than ten (10) calendar days thereafter, if required by any Legal Requirement, each of Seller and Purchaser shall cooperate with one another to:

(a) furnish promptly to the FTC and the Antitrust Division any additional information requested by either of them pursuant to the HSR Act in connection with such filings; and

(b) file with the competition authorities of such jurisdiction any pre-merger notification required under the competition laws of any non-U.S. jurisdiction with respect to the sale of the Purchased Assets by Seller to Purchaser pursuant to this Agreement.

6.9 Consents. As promptly as possible after the date of this Agreement, the Members and Seller shall use reasonable best efforts to obtain all Consents and make and deliver all filings and notices listed or required to be listed on Section 4.5 of the Business Disclosure Schedule and Purchaser shall reasonably cooperate with the Seller in providing such information (e.g. evidence of financial capability) necessary to obtain such consents. Purchaser shall not be required to (a) agree to any material changes in, or the imposition of any material condition to the transfer to Purchaser of, any Business Contract or Governmental Approval as a condition to obtaining any Consent; or (b) dispose of or make any changes to its business, expend any material funds or incur any other burden in order to comply with this Section 6.9.

6.10 Customer Retention. Purchaser, the Members and Seller shall work together to communicate with and contact customers of the Business to inform them of the general nature of the Transaction and shall use their respective reasonable best efforts to encourage such customers to continue to rent the Tanks from Purchaser following Closing, encourage the business relationships maintained by Seller with such customers to be transferred to Purchaser without interruption at Closing, and to transfer customer loyalty to Purchaser.

6.11 Delivery of Members’ Consent. Immediately, but in no event later than one (1) Business Day, after the execution of this Agreement, the Members shall execute the Members’ Consent and deliver to Purchaser a true and complete copy of such fully-executed Members’ Consent.

ARTICLE 7    ADDITIONAL COVENANTS

7.1 Cooperation. After the Closing, upon the request of Purchaser, the Members and Seller shall, or shall cause the Seller Affiliates to, (a) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser, of

Seller’s, the Members’ or the Seller Affiliates’ right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances (except for Permitted Encumbrances), in accordance with the terms of this Agreement; and (b) cooperate with Purchaser, at Purchaser’s expense, to enforce the terms of any Business Contracts, including terms relating to confidentiality and Intellectual Property Rights, and to contest or defend against any Proceeding relating to the Transaction or to the operation of Seller’s Business before the Closing Date. After the Closing, the Members and Seller shall, or shall cause the Seller Affiliates to, (a) cooperate with Purchaser in its efforts to continue and maintain for the benefit of Purchaser those business relationships of Seller existing prior to the Closing and relating to the business to be operated by Purchaser after the Closing; (b) satisfy the Excluded Liabilities in a manner that is not detrimental to any of such relationships; (c) refer to Purchaser all inquiries relating to such business; and (d) promptly deliver to Purchaser (i) any mail, packages and other communications addressed to the Members, Seller or the Seller Affiliates relating to the Business and (ii) any cash or other property that the Members, Seller or the Seller Affiliates receive and that properly belongs to Purchaser, including any insurance proceeds, payments with respect to Receivables, and interest payable thereon.

7.2 Limited Power of Attorney. Effective upon the Closing, the Members and Seller hereby irrevocably appoints Purchaser and its successors, agents and assigns as its true and lawful attorney, in its name, place and stead, with power of substitution, to take any action and to execute any instrument which Purchaser determines is necessary or advisable to fulfill Seller’s obligations or rights under, or to accomplish the purposes of, this Agreement, including, (a) to demand and receive any and all Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same; (b) to institute, prosecute, defend, compromise and/or settle any and all Proceedings with respect to the Purchased Assets and Assumed Liabilities; (c) to endorse and cash and/or deposit in an account of Purchaser any and all checks or drafts received on account of any Receivables; (d) to make any filings required to transfer any Business Intellectual Property or any other Purchased Assets; (e) to receive and open all mail, packages and other communications addressed to Seller and relating to the Business; and (f) in the name of Seller or otherwise, collect all Receivables after the Closing Date for its own account. The foregoing power of attorney is a special power of attorney coupled with an interest and is irrevocable.

7.3 Return of Purchased Assets. If, for any reason after the Closing, the parties determine that any of the Purchased Assets or Assumed Liabilities are Excluded Assets or Excluded Liabilities, respectively, (a) Purchaser shall transfer and convey (without further consideration) to Seller, and Seller shall accept, such Purchased Assets; (b) Seller shall assume, and agree to pay, perform, fulfill and discharge (without further consideration) such Assumed Liabilities; and (c) Purchaser and Seller shall execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such Purchased Assets back to Seller and the re-assumption of such Assumed Liabilities by Seller.

7.4 Records and Documents. For a period of ten (10) years after the Closing, at a party’s request, Purchaser and its Affiliates on the one hand, and the Members and Seller on the other hand shall provide one another with reasonable access to and the right to make copies of those records and documents related to the operation of the Business prior to Closing, possession of which is retained by in the possession of the other party for the following purposes; (a) by

Purchaser, as may be necessary or useful in connection with Purchaser’s conduct of the Business after the Closing, and (b) by Purchaser, Seller or the Members, as needed for the proper payment of Taxes and the filing of other reports with a Governmental Authority. If during such period either party elects to dispose of such records and documents, it shall give the other party no less than sixty (60) days’ prior written notice, during which period such party shall have the right to take such records and documents without further consideration.

7.5 Maintenance of Funds. From the date of Closing, Steven Adler shall maintain in an account at a financial institution located in, and organized under the laws of, the United States or any State thereof cash or fully liquid cash equivalents having a market value at all times equal to or greater than the Seller Indemnification Cap until the later of (a) the one-year anniversary of the Closing and (b) the date that all claims of Purchaser made pursuant to ARTICLE 11 within such one-year period have been fully and finally resolved between the parties. At the request of Purchaser from time to time during such period, Steven Adler shall promptly provide documentary evidence (for example, an account statement) to the Purchaser that assets of such value are being maintained in the a U.S. account and are available as required by this Section 7.5.

7.6 Bulk Sales Indemnification. Subject to Section 11.2(g), Purchaser hereby waives compliance by Seller with any applicable bulk sales Legal Requirements in connection with the Transaction.

7.7 Non-Competition.

(a) For and in consideration of the Transaction contemplated herein, during the period commencing with the Closing Date and ending on the fifth anniversary of the Closing Date (the “Noncompetition Period”), Seller and each Member (except in the capacity of an employee of Purchaser) shall not engage, and shall cause the Seller Affiliates not to engage, in any “Competitive Activity” in the “Restricted Territory” (as both are defined below).

(b) “Competitive Activity” shall mean directly or indirectly (or having any interest in, or performing any services for, any Person directly or indirectly) (i) engaging in any activity that is the same as or otherwise competitive with Business; (ii) engaging in the using, leasing, rental or sale of any product that is the same as or otherwise competitive with any Tank being used, rented, leased or sold by Purchaser during the Noncompetition Period; (iii) soliciting or recommending for employment any Person employed by Purchaser or any Purchaser Affiliate during such Person’s employment with Purchaser (or any Purchaser Affiliate) or for one year thereafter; or (iv) diverting or attempting to divert from Purchaser or any Purchaser Affiliate any business of any kind in which they are engaged, including the solicitation of or interference with any suppliers, contractors, or customers; provided, however, that Sabre Manufacturing, LLC’s design, manufacture, distribution, servicing and sale (including installment sale) of tanks to other tank rental companies including the Business or Purchaser’s competitors in the manner conducted by Sabre Manufacturing, LLC as of the date hereof shall not be deemed a Competitive Activity.

(c) “Restricted Territory” shall mean:

(i) any state in the United States where Seller has engaged in any activity related to or otherwise in furtherance of the Business, which Seller confirms includes: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming;

(ii) Any province in Canada, including any province where Seller has engaged in any activity related to or otherwise in furtherance of the Business, and

(iii) Any state in Mexico, including any state where Seller has engaged in any activity related to or otherwise in furtherance of the Business.

(d) Notwithstanding the foregoing, the provisions of this Section 7.7 shall not prevent the Members or Seller from beneficially owning up to five percent (5%), on a full-diluted basis, of the total shares of all classes of stock outstanding of any corporation having securities listed on the NYSE, the American Stock Exchange, or traded on NASDAQ.

(e) It is the understanding of the parties that the scope of the covenants contained in this Section 7.7, both as to time and area covered, are necessary to protect the rights of Purchaser and the goodwill that is a part of the Business to be acquired by Purchaser. It is the parties’ intention that these covenants be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts in breach of these covenants. It being the purpose of this Agreement to govern competition by Seller, each Member and the Seller Affiliates in the Restricted Territory, these covenants shall be governed by and construed according to that law (from among those jurisdictions arguably applicable to this Agreement and those in which a breach of this Agreement is alleged to have occurred or to be threatened) which best gives them effect. The prohibitions in each of subsections (a)-(d) in Section 7.7 above shall be deemed, and shall be construed as separate and independent agreements between Purchaser on the one hand, and Seller and each Member respectively, on the other. If any such agreement or any part of such agreement is held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void, or unenforceable any other part of them or any separate agreement not declared invalid, void or unenforceable; and this Agreement shall in such case be construed as if the invalid, void, or unenforceable provisions were omitted.

(f) The parties agree that the covenants of Seller and the Members not to compete contained in this Section 7.7 may be assigned by Purchaser to any Person to whom may be transferred the Business of Seller by the sale or transfer of their business and assets or otherwise. It is the parties’ intention that these covenants of Seller and the Members shall inure to the benefit of any Person that may succeed to the Business and Purchased Assets (as acquired by Purchaser under this Agreement) with the same force and effect as if these covenants were made directly with such successor.

(g) The parties agree that, in the event of material breach or threatened material breach of Seller’s or the Member’s covenants in this Section 7.7, the damage or imminent damage to the value and the goodwill of Purchaser and the Business will be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that Purchaser shall be entitled to injunctive relief against Seller and the Members in the event of any breach or threatened breach of any of such covenants by Seller or the Members, in addition to any other relief (including damages) available to Purchaser under this Agreement or under applicable Legal Requirements.

(h) During the Noncompetition Period, none of the Members, Seller, Eagle Eye, Frost or Jaws, or any of their respective officers, employees, agents or members shall take any action after the Closing that diminishes in any material respect the actual value of the Purchased Assets after the Closing or that would interfere with the Business or Purchased Assets conveyed to Purchaser, including disparaging the name or business of Purchaser.

7.8 Nondisclosure. Seller and each Member recognizes and acknowledges that it or he has had in the past, currently has, and in the future may possibly have, access to certain “Confidential Information” that is a valuable, special and unique asset of the Business. Seller and each Member agree that from and after the Closing it shall not disclose such Confidential Information to any Person, for any purpose or reason whatsoever, except (a) to authorized representatives of Purchaser and (b) to counsel and other advisers to Seller provided that such advisers agree to the confidentiality provisions of this Section 7.8.

7.9 Certain Properties. Seller and each Member shall use their reasonable best efforts to (a) maintain the relationships with each of the owners of the properties set forth on Schedule 7.9, and (b) cause such properties to be available to Purchaser for use in the Business after the Closing Date on the same terms provided to Seller and the Business on the Execution Date.

ARTICLE 8 EMPLOYEES

8.1 Transferred Employees. Purchaser may, but shall have no obligation to, offer employment, to be effective as of the Closing Date and contingent upon the Closing, on terms to be determined by Purchaser, to those employees of Eagle Eye who are listed on Schedule 8.1 (collectively, the “Transferred Employees”); provided, however, that the benefits to be received by the Transferred Employees under Purchaser’s benefit plans pursuant to Section 8.3(a) shall be comparable in the aggregate to those currently provided by Eagle Eye. The Members and Seller shall cause Eagle Eye and Seller, as applicable, to terminate the employment, to be effective immediately prior to the Closing, of any Transferred Employees to whom Purchaser makes an offer of employment and who deliver countersigned offer letters to Purchaser prior to the Closing. The parties acknowledge and agree that it is not the intention of the parties that any contracts of employment of any Business Employees shall be assumed by Purchaser as a result of the Transaction. The Members and Seller shall use reasonable best efforts to (a) encourage the Transferred Employees to continue their work with the Business until the Closing and thereupon to accept employment with Purchaser and (b) assist Purchaser in employing Transferred Employees.

8.2 Employee Benefit Arrangements.

(a) In order to secure an orderly and effective transition of the employee benefit arrangements for Transferred Employees and their respective beneficiaries and dependents, the Members, Seller and Purchaser shall cooperate, both before and after the Closing Date, to (a) exchange information related to the Transferred Employees, including employment records, benefits information, and financial statements and (b) take any other actions with respect to the Transferred Employees and their respective beneficiaries and dependents.

(b) Seller, Eagle Eye, and the Seller Affiliates, as applicable, shall retain responsibility for providing health care continuation coverage (“COBRA Coverage”) under any one or more of its group health plans in accordance with Section 54.4980B-9 Q&A-8 of the Treasury Regulations to all “M&A Qualified Beneficiaries” (as defined in Section 54.4980B-9 Q&A-4(a) of the Treasury Regulations), including any such individuals whose qualifying event relates to a termination of employment with Purchaser on or after the Closing Date but in connection with the transactions contemplated herein. Seller, Eagle Eye, and the Seller Affiliates, as applicable, will continue to maintain one or more group health plans for as long as necessary in order to be able to fulfill its health care continuation coverage obligations under this Section 8.2(b).

(c) In the event any Transferred Employees become redundant and are terminated from employment solely on that basis within one-year after the Closing, Purchaser shall provide such terminated Transferred Employees an opportunity to apply for positions at Purchaser that may exist or become available during such one-year period. Purchaser shall, upon request by any such Transferred Employee, furnish information to such Transferred Employees regarding employment positions that become available at Purchaser or its Affiliates. Any such terminated Transferred Employee shall be permitted to apply for such an available position by forwarding his or her resume directly to the Human Resources Director of Purchaser. Notwithstanding anything in this Section 8.2(c) to the contrary, Purchaser shall have no obligation to offer employment to any such Transferred Employee.

8.3 Post-Closing Employee Benefits.

(a) After the Closing, and continuing for a period of at least twelve (12) months and subject to such Transferred Employee remaining employed by Purchaser during such period, Purchaser shall arrange for each Transferred Employee who accepts employment with Purchaser to receive benefits under Purchaser’s benefit plans that are comparable in the aggregate to those provided to other similarly situated (as to seniority, job description, salary and location) employees of Purchaser and its subsidiaries from time to time (the “Purchaser Plans”), provided, however, that nothing shall alter the at-will nature of employment of any Transferred Employee; and provided further, however, that if the Closing occurs prior to December 31, 2008, (i) Purchaser’s obligations to provide health, dental and vision benefits to such Transferred Employees shall not commence until January 1, 2009, and prior to that date, Seller, Eagle Eye or the Seller Affiliates shall make available health, dental and vision benefits to such Transferred Employees who elect COBRA Coverage pursuant to Section 8.2(b) at the same cost to such Transferred Employees that such Transferred Employees paid, if any, as employees of Eagle Eye and (ii) Purchaser shall reimburse Seller, Eagle Eye or the Seller Affiliates, as applicable, for any out of pocket costs actually incurred by them in making health, dental and vision benefits available at such cost pursuant to clause (i).

(b) Each Transferred Employee shall, to the extent permitted by Legal Requirements, receive credit for purposes of determining eligibility to participate and vesting under Purchaser Plans for years of service with Seller prior to the Closing Date. Subject to the approval of any insurance carrier and to the extent permitted by Legal Requirements, Purchaser shall cause any and all pre-existing condition (or actively-at-work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to the Transferred Employees and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) arising prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Purchaser Plans in which they are eligible to participate after the Closing Date. Notwithstanding the foregoing, none of the provisions contained herein shall operate to duplicate any employee benefit provided to any Transferred Employee or the funding of any such benefit.

(c) Subject to Section 8.3(a), nothing in Section 8.1 or this Section 8.3 shall be construed to entitle any Transferred Employee to continue his or her employment with Purchaser for any period of time, nor to interfere with the rights of Purchaser, Seller, Eagle Eye or any Seller Affiliate to discharge or discipline any Transferred Employee, to change the terms of any Transferred Employee’s employment, or to amend or terminate any employee benefit plans at any time.

8.4 Compliance with Legal Requirements and Other Obligations. Prior to the Closing, at their sole cost and expense, the Members and Seller shall take, and shall cause the Seller Affiliates (including Eagle Eye) to take, all actions necessary to comply with all appropriate Legal Requirements in connection with Eagle Eye’s employment of its employees, including any Legal Requirements under the WARN Act, if applicable. Seller or Eagle Eye, as applicable, shall be solely responsible, before and after the Closing, for the payment of any amounts required to be paid under any Legal Requirement, including the WARN Act and any similar state laws, as a result of the termination or layoff of any Business Employee who is not a Transferred Employee in connection with this Transaction. Prior to the Closing, Seller shall, and shall cause the Seller Affiliates and Eagle Eye to, perform all of its (and their) contractual and other obligations in connection with the employment of the Business Employees.

8.5 RSUs. After the Closing, the Purchaser Parent shall grant a pool of sixty thousand (60,000) Restricted Stock Units pursuant and subject to its 2007 Stock Incentive Plan, as amended, which Restricted Stock Units shall be allocated among certain of the key Transferred Employees that become employees of Purchaser effective as of the Closing Date and contingent upon the Closing (the “RSUs”). The allocation of the RSUs among such key Transferred Employees shall be made in consultation with Steven Adler. The RSUs will be granted over an approximately three-year period with approximately 20,000 RSUs being granted each year, provided that the actual portion of 60,000 RSUs to be granted in each of the three years will be subject to mutual agreement of the Purchaser Parent and Steven Adler. The first set of awards to be granted in 2009 would vest at calendar year end 2009, the second set of awards to be granted in 2010 would vest at calendar year end 2010, and the third set of awards to be granted in 2011 would vest at calendar year end 2011. The vesting of the RSUs shall also be subject to the achievement of certain metrics or other goals to be established for the Business to be mutually agreed between the Purchaser Parent and Steven Adler. The Purchaser Parent shall withhold or collect from the grantee of any such RSU an amount sufficient to satisfy Tax obligations including by the surrender of the whole number of shares of the Purchaser Parent common stock covered by the RSU award sufficient to satisfy the applicable tax withholding obligations incident to the vesting or settlement of the award. The number of RSUs shall not be diminished if any Transferred Employee leaves the employ of Purchaser but shall instead be reallocated to the remaining key Transferred Employees as determined by Steven Adler and Purchaser.

8.6 No Benefit to Seller Employees Intended. This Article 8 is not intended to, and does not, create any rights or obligations to or for the benefit of anyone other than Purchaser and Seller, except for the obligations of the Members and the Member and the Seller Affiliates created in this Article 8.

ARTICLE 9 CONDITIONS	TO CLOSING

9.1 Conditions to Purchaser’s Obligation to Close. The obligations of Purchaser to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Purchaser in writing:

(a) Representations, Warranties and Covenants. (i) All of the representations and warranties of Seller and the Members in this Agreement shall have been true and correct in all material respects (considered collectively and individually) as of the date of this Agreement and shall be true and correct in all material respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak only as of an earlier date, they shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of Seller and the Members in Sections 4.3 and 4.4 of this Agreement and all of the other representations and warranties of Seller and the Members in this Agreement that contain an express materiality qualification shall have been true and correct in all respects (considered collectively and individually) as of the Execution Date and shall be true and correct in all respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak only as of an earlier date, they shall be true and correct in all respects as of such earlier date); and (iii) Seller and the Members shall have performed, in all material respects (considered collectively and individually), all covenants and obligations in this Agreement required to be performed by Seller or any Member as of the Closing Date;

(b) Documents. Seller and the Members shall have delivered to Purchaser all of the documents and agreements set forth in Sections 3.2 and 3.4;

(c) Consents. Seller shall have delivered to Purchaser the consents to assignment for those agreements set forth on Schedule 9.1(c) substantially in the form attached hereto as Exhibit 9.1(c);

(d) Opinion of Counsel. Seller shall have delivered to Purchaser an opinion of Seller’s counsel, substantially in the form attached hereto as Exhibit 3.2(n);

(e) Material Adverse Effect. Since October 31, 2008, no event shall have occurred that has had, or would reasonably be expected to have a Material Adverse Effect on Seller or the Business;

(f) Employees. (i) Each of the key employees identified on Exhibit 9.1(f)(i) shall have delivered countersigned offer letters to Purchaser and shall intend to commence employment with Purchaser immediately after Closing. (ii) At least three of the four key employees identified on Exhibit 9.1(f)(ii) shall have delivered countersigned offer letters to Purchaser and shall intend to commence employment with Purchaser immediately after Closing. (iii) At least eighty percent (80%) of all the employees of the Business including those identified on Exhibit 9.1(f)(iii) shall have (x) passed background checks conducted by Purchaser prior to the Closing of the type the Purchaser Parent generally conducts on all new employees and met the Purchaser’s criteria (as generally applied to the Purchaser Parent’s employees in the ordinary course) for employment by Purchaser, and (y) delivered countersigned offer letters to Purchaser;

(g) Encumbrances. The termination and release of any Encumbrances on the Purchased Assets;

(h) Governmental Approvals; Certain Final Withholding Amounts. To the extent required under applicable Legal Requirements, all Governmental Approvals (including, without limitation, any expiration or early termination of the applicable waiting period under the HSR Act or under the competition laws of any non-U.S. jurisdiction) shall have been obtained; and

(i) No Proceedings. Since the date of this Agreement, no Proceeding shall have been commenced or threatened against Purchaser, or against any Representative of Purchaser (a) involving any challenge to, or seeking Damages or other relief in connection with, the Transaction; or (b) that has the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with the Transaction.

9.2 Conditions to Seller’s Obligation to Close. The obligations of Seller to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller in writing:

(a) Representations, Warranties and Covenants. (i) All of the representations and warranties of Purchaser and the Purchaser Parent in this Agreement shall have been true and correct in all material respects (considered collectively and individually) as of the date of this Agreement and shall be true and correct in all material respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true and correct in all material respects as of such earlier date); (ii) all of the representations and warranties of Purchaser in this Agreement that contain an express materiality qualification shall have been true and correct in all respects (considered collectively and individually) as of the date of this Agreement and shall be true and correct in all respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak only as of an earlier date, they shall be true and correct in all respects as of such earlier date); and (iii) Purchaser and the Purchaser Parent shall have performed, in all material respects (considered collectively and individually), all covenants and obligations in this Agreement required to be performed by Purchaser as of the Closing Date; and

(b) Deliveries. Purchaser shall have delivered to Seller all of the documents and agreements set forth in Sections 3.3 and 3.4.

9.3 Conditions to Obligations of Each Party to Close. The respective obligations of each party to this Agreement to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following condition(s), any of which may be waived by Purchaser or Seller, as applicable, in writing:

(a) No Legal Impediments to Closing. There shall not be in effect any Order issued by any Governmental Authority preventing the consummation of the Transaction, seeking any Damages as a result of the Transaction, or otherwise affecting the right or ability of Purchaser to own, operate or control the Business, the Purchased Assets or the Assumed Liabilities, nor shall any Proceeding be pending that seeks any of the foregoing. There shall not be any Legal Requirement prohibiting Seller from selling or Purchaser from owning, operating or controlling the Business, the Purchased Assets or the Assumed Liabilities or that makes this Agreement or the consummation of the Transaction illegal.

ARTICLE 10 TERMINATION

10.1 Circumstances for Termination. At any time prior to the Closing, this Agreement may be terminated by written notice explaining the reason for such termination (without prejudice to other remedies which may be available to the parties under this Agreement, at law or in equity):

(a) by the mutual written consent of Purchaser and Seller;

(b) by either Purchaser, on the one hand, or Seller and the Members, on the other hand, if (i) the non-terminating party is in material breach of any material provision of this Agreement and such breach shall not have been cured within fifteen (15) calendar days of receipt by such party of written notice from the terminating party of such breach; and (ii) the terminating party is not, on the date of termination, in material breach of any material provision of this Agreement;

(c) by either Purchaser, on the one hand, or Seller and the Members, on the other hand, if (i) the Closing has not occurred on or prior to December 15, 2008 (the “Outside Closing Date”) for any reason; and (ii) the terminating party is not, on the date of termination, in material breach of any material provision of this Agreement;

(d) by either Purchaser, on the one hand, or Seller and the Members on the other hand, if (i) satisfaction of a condition to the terminating party’s obligation to perform set forth in Article 9 is impossible; and (ii) the terminating party is not, on the date of termination, in material breach of any material provision of this Agreement; and

(e) by either Seller and the Members, on the one hand, or Purchaser, on the other hand, if (i) pursuant to Section 6.4(a), Seller or the Members notify Purchaser in writing regarding, to the Knowledge of Seller, any circumstance or event that could reasonably be expected to have a Material Adverse Effect on Seller or the Business; and (ii) the condition to Closing set forth in Section 9.1(e) (Material Adverse Effect) cannot, solely as a result of the circumstances or events described in such written notification from Seller or the Members to Purchaser, be satisfied or cured or waived by Purchaser within thirty (30) days following Purchaser’s receipt of such written notification.

10.2 Effect of Termination. If this Agreement is terminated in accordance with Section 10.1, all obligations of the parties hereunder shall terminate, except for the obligations set forth in this Article 10 and Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.12; provided, however, that nothing herein shall relieve any party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or any implied duty of good faith and fair dealing; and provided further, however, that if this Agreement is terminated in accordance with Section 10.1(e), Seller and the Members shall not be liable under this Agreement for the breach of the representation and warranty set forth in Section 4.9(b).

ARTICLE 11 INDEMNIFICATION

11.1 Survival of Representations and Warranties. All representations and warranties of Seller, the Members or Purchaser in this Agreement or any other Transaction Agreement shall survive the Closing and shall continue to survive thereafter until the one-year anniversary of the Closing Date (taking into account the following proviso, the “Survival Date”); provided, however, that (a) all representations and warranties relating to Taxes shall survive until thirty (30) calendar days after expiration of all applicable statutes of limitations relating to such Taxes; (b) all representations and warranties of Seller or the Members contained in Sections 4.23 (Compliance with Laws) and 4.26 (Environmental Matters) shall survive for a period of two (2) years after the Closing Date; (c) all representations and warranties of Seller or the Members contained in Section 4.15(a) (Title) shall survive for a period of four (4) years after the Closing Date; and (d) any claim for indemnification based upon a breach of any such representation or warranty and asserted prior to the applicable Survival Date by written notice in accordance with Section 11.3 shall survive until final resolution of such claim. The representations and warranties contained in this Agreement (and any right to indemnification for breach thereof) shall not be affected by any investigation, verification or examination by any party hereto or by any Representative of any such party or by any such party’s Knowledge of any facts with respect to the accuracy or inaccuracy of any such representation or warranty.

11.2 Indemnification by Seller and the Members. Subject to the limitations set forth in this Article 11, Seller and each Member shall jointly and severally indemnify, defend and hold harmless Purchaser and its Representatives (collectively, the “Purchaser Indemnified Persons”) from and against any and all Damages, whether or not involving a third-party claim, including attorneys’ fees (collectively, “Purchaser Damages”), arising out of, relating to or resulting from (a) any breach of a representation or warranty of Seller or any Member contained in this Agreement or in any other Transaction Agreement, other than a breach of Section 4.23 (which is covered by (b) below); (b) any breach of the representation or warranty of Seller or any Member in Section 4.23 without taking into account the words “To the Knowledge of Seller and the

Members” in the first sentence of Section 4.23; (c) any breach of a covenant of Seller or any Member contained in this Agreement or in any other Transaction Agreement; (d) any Excluded Assets or Excluded Liabilities; (e) any sales, transfer and other taxes, including any penalties and interest with respect thereto, resulting from the consummation of the transactions contemplated by this Agreement which are by the applicable statute, regulation or ordinance the responsibility of Seller, the Members, or any Seller Affiliate to pay and any amounts due to any Specified Tax Authority in order for Purchaser or Seller to receive a letter of clearance or final notice from any such Specified Tax Authority indicating, in each case, that no Tax in respect of Seller, the Members or the Transaction is due to such Specified Tax Authority; (f) other than the Assumed Liabilities, any Liability of Seller, the Members, or any Seller Affiliate (including Eagle Eye, Frost and Jaws) arising out of the ownership or operation of the Purchased Assets or the Business prior to the Closing; and (g) any noncompliance with applicable bulk sales or fraudulent transfer Legal Requirements in connection with the Transaction.

11.3 Indemnification by Purchaser. Subject to the limitations set forth in this Article 11, Purchaser shall indemnify, defend and hold harmless Seller and its Representatives (collectively, the “Seller Indemnified Persons”) from and against any and all Damages, whether or not involving a third-party claim, including attorneys’ fees (collectively, “Seller Damages”), arising out of, relating to or resulting from (a) any breach of a representation or warranty of Purchaser contained in this Agreement or in any other Transaction Agreement; (b) any breach of a covenant of Purchaser contained in this Agreement or in any other Transaction Agreement; or (c) any Assumed Liability. Purchaser shall indemnify, defend and hold harmless Seller and the Members from any attorneys’ fees and other professional advisor fees reasonably incurred and actually paid by Seller or the Members required to remove Seller or the Members from a post-Closing third party lawsuit brought against Seller or the Members, (1) the subject of which lawsuit (x) relates solely to the post-Closing operation of the Business by Purchaser, and (y) is not directly related to any breach by Seller or any Seller Affiliate of any Transaction Agreement or any obligation to indemnify any Purchaser Indemnified Person, and (2) with respect to which lawsuit a court finds in a final non-appealable judgment or order that Seller was not liable or which Purchaser determines to settle on behalf of all Purchaser, Seller and the Members, as applicable, entirely at its own expense with approval of the court.

11.4 Claim Procedure.

(a) Each party shall act in good faith in asserting any claim for indemnity or response to a claim for indemnity hereunder. A party that seeks indemnity under this Article 11 (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”) containing (i) a description and, if known, the estimated amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Damages.

(b) Within thirty (30) calendar days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will either:

(i) agree that the Indemnified Party is entitled to receive from the Indemnifying Party all of the Damages at issue in the Claim Notice; or

(ii) dispute the Indemnified Party’s entitlement to indemnification by delivering to the Indemnified Party a written notice (an “Objection Notice”) setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

(c) If the Indemnifying Party fails to take either of the foregoing actions within thirty (30) calendar days after delivery of the Claim Notice, then the Indemnifying Party will be deemed to have irrevocably accepted the Claim Notice and the Indemnifying Party will be deemed to have irrevocably agreed to pay the Damages at issue in the Claim Notice.

(d) If the Indemnifying Party delivers an Objection Notice to the Indemnified Party within thirty (30) calendar days after delivery of the Claim Notice, then the dispute may be resolved by any legally available means consistent with the provisions of Section 12.6.

(e) Any indemnification pursuant to this Article 11 finally resolved pursuant to Section 11.4(f) shall be effected by wire transfer of immediately available funds to an account designated by Indemnified Party.

(f) The foregoing indemnification payments will be made within five (5) Business Days after the date on which (i) the amount of such payments are determined by mutual agreement of the parties, (ii) the amount of such payments are determined pursuant to Section 11.4(c) if an Objection Notice has not been timely delivered in accordance with Section 11.4(b) or (iii) both such amount and the Indemnifying Party’s obligation to pay such amount have been determined by an arbitrator having jurisdiction over such proceeding as permitted by Section 12.6 if an Objection Notice has been timely delivered in accordance with Section 11.4(b).

11.5 Third Party Claims. The obligations and liabilities of an Indemnifying Party under this Article 11 with respect to Damages arising from claims of any third party which are subject to the indemnification provided for in Section 11.2 or 11.3 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within thirty (30) calendar days of the receipt by the Indemnified Party of such notice, provided, however, the failure to timely provide such notice shall have no effect upon the obligation of an Indemnifying Party unless and only to the extent that the Indemnified Party has been materially prejudiced by such failure. The Indemnifying Party shall be entitled, but not obligated, to assume and control the defense of such Third Party Claim at its expense if it gives notice of its intention to do so to the Indemnified Party within thirty (30) calendar days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel at its own cost and the expense, subject to reimbursement by the Indemnifying Party under this Article 11. In the event the

Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnified Party in such defense. Neither the Indemnifying Party nor the Indemnified Party shall settle or compromise any Third Party Claim or consent to the entry of any judgment unless the Indemnifying Party or the Indemnified Party, as the case may be, is given an unconditional written release by the claimant or plaintiff from all liability in respect of such Third Party Claim.

11.6 Limitations on Indemnification.

(a) Notwithstanding anything herein to the contrary, Seller and each Member shall not be obligated to indemnify the Purchaser Indemnified Persons under this Article 11: (i) unless the aggregate of all Purchaser Damages exceeds 0.5% of the Purchase Price (which, for purposes of this Section 11.6, shall be deemed to be the total purchase price reflected in the purchase price allocation specified on Schedule 2.5, as may be adjusted pursuant to Sections 2.3 and 2.4), as adjusted (the “Seller’s Basket”), in which case such Purchaser Indemnified Persons shall be entitled to recover all Purchaser Damages in excess of the Seller’s Basket or (ii) to the extent that the aggregate of all Purchaser Damages exceeds 10% of the Purchase Price, as adjusted (the “Seller’s Indemnification Cap”); provided, however, that the Seller’s Indemnification Cap and the Seller’s Basket shall not apply to any Seller or Member indemnification obligation (w) arising out of, relating to or resulting from fraud or intentional misrepresentation by Seller or a Member; (x) arising out of, relating to or resulting under Section 11.2(c), (d), (e), (f) or (g); (y) from a breach of any of Seller’s or any Member’s representations or warranties in Sections 4.15(a) (Title) or 4.27 (Taxes); or (z) arising out of, relating to or resulting from a breach of any of Seller’s or any Member’s representations or warranties in Section 4.26 (Environmental Matters), in which case Seller and each Member shall not be obligated to indemnify the Purchaser Indemnified Persons for Purchaser Damages arising out of, relating to or resulting from a breach of any of Seller’s or any Member’s representations or warranties in Section 4.26 (Environmental Matters) to the extent that the aggregate of all such Purchaser Damages exceeds Twenty Million U.S. Dollars ($20,000,000) (the “Environmental Representation Cap”); provided, however, that (a) any Purchaser Damages counted toward the Seller’s Indemnification Cap shall not be counted toward the Environmental Representation Cap and vice versa, and (b) the Environmental Representation Cap shall not limit any other indemnification obligation of Seller or the Members under this Agreement.

(b) Notwithstanding anything herein to the contrary, Purchaser shall not be obligated to indemnify the Seller Indemnified Persons under this Article 11: (i) unless the aggregate of all Seller Damages exceeds 0.5% of the Purchase Price(which, for purposes of this Section 11.6, shall be deemed to be the total purchase price reflected in the purchase price allocation specified on Schedule 2.5, as may be adjusted pursuant to Sections 2.3 and 2.4)), as adjusted (the “Purchaser’s Basket”), in which case such Seller Indemnified Persons shall be entitled to recover all Seller Damages in excess of the Purchaser’s Basket or (ii) to the extent that the aggregate of all Seller Damages exceeds 10% of the Purchase Price, as adjusted (the “Purchaser’s Indemnification Cap”); provided, however, that the Purchaser’s Indemnification Cap and the Purchaser’s Basket shall not apply to any Purchaser indemnification obligation (x) arising out of, relating to or resulting from fraud or intentional misrepresentation by Purchaser; or (y) arising out of, relating to or resulting under Section 11.3(b) or (c).

11.7 Remedies Cumulative.

The remedies provided in this Agreement shall be cumulative and shall not preclude any party from asserting any other right, or seeking any other remedies, against the other party.

ARTICLE 12    MISCELLANEOUS PROVISIONS

12.1 Expenses. Subject to Section 10.3, whether or not the Transaction is consummated, each party shall pay it own costs and expenses in connection with this Agreement and the Transaction (including the fees and expenses of its advisers, accountants and legal counsel).

12.2 Interpretation. Unless otherwise indicated herein, with respect to any reference made in this Agreement to a Section (or Article, Subsection, Paragraph, Subparagraph or Clause), Exhibit or Schedule, such reference shall be to a section (or article, subsection, paragraph, subparagraph or clause) of, or an exhibit or schedule to, this Agreement. The table of contents and any article, section, subsection, paragraph or subparagraph headings contained in this Agreement and the recitals at the beginning of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference made in this Agreement to a statute or statutory provision shall mean such statute or statutory provision as it has been amended through the date as of which the particular portion of this Agreement is to take effect, or to any successor statute or statutory provision relating to the same subject as the statutory provision so referred to in this Agreement, and to any then-applicable rules or regulations promulgated thereunder. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words “but (is/are) not limited to.” The words “herein,” “hereof,” “hereunder” and words of like import shall refer to this Agreement as a whole (including its Schedules and Exhibits), unless the context clearly indicates to the contrary (for example, that a particular section, schedule or exhibit is the intended reference). Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party hereto.

12.3 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received (i) when delivered personally, (ii) one (1) Business Day following the day when deposited with a reputable, established overnight courier service for delivery to the intended addressee against receipt, or (iii) three (3) Business Days following the day when deposited with the U.S. Postal Service as registered or certified mail, postage prepaid, return receipt requested and addressed as set forth below:

(a)	If to Purchaser:

Abrams Rentals LLC

c/o McGrath RentCorp

5700 Las Positas Road

Livermore, CA 94551

Attention: Dennis C. Kakures, Chief Executive Officer

Telephone No.: (925) 606-9200

Facsimile No.: (925) 453-3200

With a copy, given in the manner prescribed above, to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

Attention: Walter I. Conroy, Esq.

Telephone No.: (415) 268-7461

Facsimile No.: (415) 268-7522

(b)	If to Seller:

Adler Tank Rentals, LLC

95 Firmenich Way

Newark, NJ 07114

Attention: Steven H. Adler

Telephone No: (973) 466-3030

Facsimile No.: (973) 466-4040

With a copy, given in the manner prescribed above, to:

Mandelbaum, Salsburg, Gold, Lazris & Discenza P.C.

155 Prospect Avenue

West Orange, New Jersey 07052

Attention: Barry R. Mandelbaum, Esq.

Telephone No.: (973) 736-4600

Facsimile No.: (973) 325-7467

(c)	If to Steven Adler:

95 Firmenich Way

Newark, NJ 07114

Attention: Steven H. Adler

Telephone No: (973) 466-3030

Facsimile No.: (973) 466-4040

(d)	If to Howard Werner:

95 Firmenich Way

Newark, NJ 07114

Attention: Howard Werner

Telephone No: (973) 466-3030

Facsimile No.: (973) 466-4040

Any party may alter its notice address by notifying the other parties of such change of address in conformity with the provisions of this section.

12.4 Further Assurances. Each party agrees (a) to furnish upon request to each other party such further information, (b) to execute and deliver to each other party such other documents, and (c) to do such other acts and things, all as another party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction.

12.5 Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of California (as permitted by Section 1646.5 of the California Civil Code or any similar successor provision) or any similar successor provision, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties.

12.6 Arbitration.

(a) Any and all disputes under this Agreement which do not involve claims by or against third parties shall be resolved or settled by arbitration before arbitrators from Judicial Arbitration and Mediation Services (“JAMS”). Arbitration may be commenced at any time by any party giving written notice to each other Party to a dispute that such dispute has been referred to arbitration under this Section 12.6. The arbitration shall be conducted in Dallas, Texas and shall occur within ninety (90) calendar days of the appointment of an arbitrator. The arbitrator shall be selected by the joint agreement of the parties to the dispute, but if they do not so agree within twenty (20) calendar days after the date of the notice referred to in the preceding sentence, the selection shall be made pursuant to the rules of, from the panels of arbitrators maintained by, JAMS. Discovery shall be permitted within any arbitration proceeding. Any award rendered by the arbitrator shall be conclusive and binding upon the parties and must be accompanied by a written opinion of the arbitrator giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties, and judgment on the arbitration award may be entered and enforced in any court having jurisdiction over the parties or their respective assets, it being the intent of the parties that the arbitration provisions of this Agreement be enforced to the fullest extent permitted by applicable Legal Requirements. Each party shall pay its own expenses of arbitration (including those of its own counsel and witnesses), and the expenses of the arbitrator shall be shared equally; provided that if in the opinion of the arbitrator any claim for indemnification or any defense or objection thereto was unreasonable, the arbitrator may assess, as part of his award, all or any part of the arbitration expenses of the other party to the dispute (including reasonable attorneys’ fees) and of the arbitrator against the party raising such unreasonable claim, defense, or objection.

(b) Nothing contained in this Section 12.6 shall prevent the parties to a dispute from settling any dispute by mutual agreement at any time. Further, nothing in this Section 12.6 shall limit the rights of the parties otherwise described in this Agreement to obtain equitable relief from any court having jurisdiction.

12.7 Jurisdiction; Service of Process.

(a) Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties only in the courts of the State of California, City and County of San Francisco, or, if it has or can acquire the necessary jurisdiction, in the U.S. District Court for the Northern District of California. Each of the parties consents to the exclusive jurisdiction of such courts (and the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.7.

12.8 Attorneys’ Fees. Subject to Section 12.6, in any Proceeding to enforce the terms of this Agreement or the other documents executed in connection herewith, the prevailing party shall be entitled to recover reasonable attorneys’ fees incurred in connection with such enforcement Proceeding.

12.9 No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and permitted assigns, and the parties do not intend to confer third-party beneficiary rights upon any other person.

12.10 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder could cause irreparable injury to the other parties, for which damages, even if available, may not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity.

12.11 Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an agreement in writing signed by each of the parties. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver. Neither the failure nor any delay on the part of either party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

12.12 Public Announcements. No party to this Agreement shall make, or cause or permit to be made, any press release or public announcement, or otherwise communicate with any news media, in respect of this Agreement or the Transaction without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that Purchaser and any Purchaser Affiliate may, without the prior consent of the other parties, make such press release, public disclosure, securities law filings, or public announcement as may be required in Purchaser’s opinion under applicable Legal Requirements, including stock exchange rules and regulations (including the filing of Forms 8-K announcing the Transaction and the filing of this Agreement with the Securities and Exchange Commission as may be required under applicable Legal Requirements).

12.13 Assignments; Successors and Assigns. No party shall assign, or suffer or permit an assignment (by operation of law or otherwise) of, its rights or obligations under or interest in this Agreement without the prior written consent of the other parties. Any purported assignment or other disposition by a party, except as permitted herein, shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors, estates, and permitted assigns.

12.14 Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, among the parties. The parties intend that this Agreement be the complete and exclusive embodiment of their agreement, and that any evidence, oral or written, of a prior or contemporaneous agreement that alters or modifies this Agreement shall not be admissible in any proceeding concerning this Agreement. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

12.15 Severability. If any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

12.16 Counterparts. This Agreement may be executed in one or more counterparts, with the same effect as if the parties had signed the same document. Each counterpart so executed shall be deemed to be an original, and all such counterparts shall be construed together and shall constitute one agreement.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered all as of the date first written above.

PURCHASER:

Abrams Rentals LLC

By:	McGrath RentCorp, its Managing Member

By:	/s/ Dennis C. Kakures
Name:	Dennis C. Kakures
Title:	Chief Executive Officer and President

PURCHASER PARENT (Solely for purposes of Section 2.7):

McGrath RentCorp

By:	/s/ Dennis C. Kakures
Name:	Dennis C. Kakures
Title:	Chief Executive Officer and President

SELLER:

ADLER TANK RENTALS, LLC

By:	/s/ Steven Adler
Name:	Steven Adler
Title:	Managing Member

MEMBERS:

STEVEN ADLER

/s/ Steven Adler

HOWARD WERNER

/s/ Howard Werner

ASSET PURCHASE AGREEMENT SIGNATURE PAGE

EXHIBIT A

CERTAIN DEFINITIONS

“Accounts Receivable” shall mean all trade accounts receivable, not including any deduction or allowance for doubtful accounts, but shall not include any receivables from Affiliates of Seller, including those set forth on Section 4.11 of the Business Disclosure Schedule.

“Accrued Expenses” shall mean the payment obligations of the type set forth on the Interim Balance Sheet next to the heading “accrued expenses” (other than any payable to any Seller Affiliate, Taxes payable, employee related payable in accordance with the definition of Excluded Liabilities).

“Adjusted Net Working Capital” shall have the meaning specified in Section 2.2(a).

“Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached (including the Business Disclosure Schedule and all other schedules and exhibits attached hereto), as it may be amended from time to time.

“Antitrust Division” shall have the meaning specified in Section 6.8.

“Asset Sale Notice” shall have the meaning specified in Section 2.4(b).

“Assignment and Assumption Agreement” shall have the meaning specified in Section 3.2(b).

“Assignment Consent” shall have the meaning specified in Section 1.5(a).

“Assumed Contracts” shall have the meaning specified in Section 1.3(a).

“Assumed Liabilities” shall have the meaning specified in Section 1.3.

“Books and Records” shall have the meaning specified in Section 1.1(n).

“Business” shall have the meaning set forth in the first Recital.

“Business Benefit Plans” shall have the meaning specified in Section 4.22(a).

“Business Claims” shall have the meaning specified in Section 1.1(m).

“Business Contracts” shall have the meaning specified in Section 1.1(k).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by law in the State of New Jersey or the State of California to be closed.

“Business Disclosure Schedule” shall have the meaning specified in Article 4.

EXHIBIT A

“Business Employees” shall have the meaning specified in Section 4.21.

“Business Intellectual Property” shall mean all Intellectual Property Rights related to the Business, the Purchased Assets or the Assumed Liabilities and held by Seller or a Seller Affiliate, whether owned or controlled, licensed, owned or controlled by or for, licensed to, or otherwise held by or for the benefit of Seller or a Seller Affiliate including the Business Registered Intellectual Property Rights.

“Business Registered Intellectual Property Rights” shall have the meaning specified in Section 4.18(a).

“Cash Consideration” shall have the meaning specified in Section 2.1(a)(i).

“Cash Consideration Net Working Capital Adjustment” shall have the meaning specified in Section 2.2(d).

“Claim Notice” shall have the meaning specified in Section 11.4(a).

“Closing” shall have the meaning specified in Section 3.1.

“Closing Adjusted Net Working Capital Statement” shall have the meaning specified in Section 2.2(b).

“Closing Adjusted Net Working Capital Statement Dispute Notice” shall have the meaning specified in Section 2.2(c).

“Closing Date” shall have the meaning specified in Section 3.1.

“COBRA Coverage” shall have the meaning specified in Section 8.2(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Party” shall have the meaning specified in Section 6.3.

“Competing Transaction” shall have the meaning specified in Section 6.3.

“Competitive Activity” shall have the meaning specified in Section 7.7(b).

“Confidential Information” shall mean all Trade Secrets and other confidential and/or proprietary information of a Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formula, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants. Information shall not be deemed Confidential Information hereunder if: (i) such information becomes available to or known by the public generally through no fault of Seller or a Member; or (ii) disclosure is required by law or the order of any Governmental Authority under color of law,

EXHIBIT A

provided, however, that prior to disclosing any information pursuant to this clause (ii), Seller or a Member shall, if possible, give prior written notice thereof to Purchaser and, at Purchaser’s election, either provide Purchaser with the opportunity to contest such disclosure or seek to obtain a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Nothing herein shall be construed as prohibiting Purchaser from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

“Contract” shall mean any agreement, contract, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied), whether or not legally binding.

“Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Damages” shall mean and include any direct loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fees, accounting fees, expert fees or advisory fees), charge, cost (including any cost of investigation) or expense of any nature; provided, however, that “Damages” shall not include consequential or punitive damages between Seller and the Members on the one hand and Purchaser on the other. In cases where Damages result from Third Party Claims, however, “Damages” shall mean and include any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fees, accounting fees, expert fees or advisory fees), charge, cost (including any cost of investigation) or expense of any nature including consequential and punitive damages.

“Deer Park Property” shall have the meaning specified in Section 2.6.

“Defined Benefit Plan” shall mean either a plan described in Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.

“Deposits and Advances” shall have the meaning specified in Section 1.1(i).

“Eagle Eye” shall have the meaning set forth in the third Recital.

“Employee Benefit Plan” shall have the meaning specified in Section 3(3) of ERISA.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, call, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, purchase option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any

EXHIBIT A

security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company).

“Environmental and Safety Laws” shall mean any Legal Requirements applicable to any environmental media (which means ambient air, water, groundwater land surface or substrata or waste), ordinances, codes, regulations, rules, policies, directives, requirements, treaties, and orders and all other permits, approvals, clearances, consents and conditions associated therewith, which prohibit, regulate or control any Hazardous Material or that are intended to assure the protection of the environment, health, welfare or the safety of Employees, workers or other persons, including the public. For the avoidance of doubt, “Environmental and Safety Laws” shall include any Legal Requirements of the Occupational and Safety Health Administration and the Department of Transportation and their state equivalents.

“Environmental Representation Cap” shall have the meaning specified in Section 11.6(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjusted Net Working Capital” shall have the meaning specified in Section 2.2(a).

“Estimated Adjusted Net Working Capital Statement” shall have the meaning specified in Section 2.2(a).

“Estimated Withholding Fund” shall have the meaning specified in Section 2.4(b).

“Excluded Assets” shall have the meaning specified in Section 1.2.

“Excluded Liabilities” shall have the meaning specified in Section 1.4.

“Execution Date” shall have the meaning specified in the Preamble.

“Execution Date Amount Paid” shall have the meaning specified in Section 2.4(c).

“Final Resolution Date” shall have the meaning specified in Section 2.2(b).

“Financial Statements” shall have the meaning specified in Section 4.7(a).

“FIRPTA Notification Letter” shall have the meaning specified in Section 3.2(e).

“Frost” shall have the meaning set forth in the fourth Recital.

“FTC” shall have the meaning specified in Section 6.8.

EXHIBIT A

“GAAP” means U.S. generally accepted accounting principles in effect on the date on which they are to be applied pursuant to this Agreement, applied consistently throughout the relevant periods.

“General Assignment and Bill of Sale” shall have the meaning specified in Section 3.2(a).

“Governmental Approval” shall mean any: (a) permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

“Governmental Authority” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Hazardous Materials” shall mean any material or substance, including permitted emissions or discharges, that is prohibited or regulated by Environmental and Safety Laws or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, or otherwise a danger to health in any environmental media (air, water, land or waste), human health, natural resources or the environment, including PCBs, asbestos, petroleum, mold, and urea formaldehyde.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Identified Tanks Purchased” shall have the meaning specified in Section 2.3(a).

“Indemnified Party” shall have the meaning specified in Section 11.4(a).

“Indemnifying Party” shall have the meaning specified in Section 11.4(a).

“Independent Accounting Firm” shall have the meaning specified in Section 2.2(c).

“Insurance Policies” shall have the meaning specified in Section 4.14.

“Intellectual Property Rights” shall mean any or all rights in and to intellectual property and intangible industrial property rights, including, without limitation, (i) Patents, Trade Secrets, Copyrights, Trademarks and (ii) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

EXHIBIT A

“Interim Balance Sheets” shall have the meaning specified in Section 4.7(a).

“Interim Balance Sheet Date” shall have the meaning specified in Section 4.7(a).

“Inventory” shall have the meaning specified in Section 1.1(b).

“IRS” means the Internal Revenue Service.

“JAMS” shall have the meaning specified in Section 12.6(a).

“Jaws” shall have the meaning set forth in the fifth Recital.

“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (i) such individual is actually aware of such fact or other matter or (ii) a prudent individual under similar circumstances could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the truth or existence of such fact or other matter. “Knowledge of Seller” or similar phrases shall mean the Knowledge of the Members and the management level employees of the Business.

“Leased Real Property” shall have the meaning set forth in Section 4.17.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, Order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including, without limitation, the Department of Transportation and the Occupational Safety and Health Administration).

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Machinery and Equipment” shall have the meaning specified in Section 1.1(c).

“Manufacturers” shall have the meaning specified in Section 4.20(a).

“Material Adverse Change” means with respect to Seller or the Business, any event, change, circumstance, development or effect that, when taken individually or together with any other event, change, circumstance, development or effect, is or is reasonably likely (a) to be materially adverse to the financial condition, properties, assets (including Purchased Assets), liabilities (including Assumed Liabilities), business, operations, results of operations of Seller or the Business, or (b) to prevent or materially delay consummation of the Transaction or prevent Seller from performing their obligations under this Agreement. For purposes of clarification, the

EXHIBIT A

following shall be excluded from the definition of “Material Adverse Change”: (a) any change in general economic conditions affecting the economy of the United States in general or the markets in which Seller operates in general, (b) any change in any law, (c) any announcement of this Agreement, (d) any national or international political or social conditions, including the engagement of the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack on the United States or (e) any change in the price of commodities.

“Material Adverse Effect” means (i) with respect to Purchaser, any event, change, circumstance, development or effect that, when taken individually or together with any other event, change, circumstance, development or effect, is or is reasonably likely (a) to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, capitalization, operations, results of operations (including decreases in revenues and increases in expenses) or prospects of Purchaser or its subsidiaries, taken as a whole or (b) to prevent or materially delay consummation of the Transaction or prevent Purchaser from performing its obligations under this Agreement and (ii) with respect to Seller or the Business, any event, change, circumstance, development or effect that, when taken individually or together with any other event, change, circumstance, development or effect, is or is reasonably likely (a) to be materially adverse to the condition (financial or otherwise), properties, assets (including Purchased Assets), liabilities (including Assumed Liabilities), business, capitalization, operations, results of operations (including decreases in revenues and increases in expenses) or prospects of Seller or the Business regardless of the duration thereof, or (b) to prevent or materially delay consummation of the Transaction or prevent Seller from performing their obligations under this Agreement. For purposes of clarification and without limiting the generality of the foregoing, acts of war or terrorism, changes in international, national, state and local economic and political conditions, foreclosures on any real property used by the Business, the lack of available of credit to support the Business or its customers, and similar events, changes, circumstances, developments or effects shall be taken into consideration in determining if a Material Adverse Effect with respect to Seller or the Business has occurred or is reasonably likely to occur.

“Material Contracts” shall have the meaning specified in Section 4.13(a).

“Member” and “Members” shall have the respective meanings specified in the Preamble.

“Members’ Consent” shall have the meaning specified in the Seventh Recital.

“Member of the Controlled Group” shall mean each trade or business, whether or not incorporated, that would be treated as a single employer with Seller under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Multiemployer Plan” shall mean a plan described in Section 3(37) of ERISA.

“New Deer Park Lease” shall have the meaning specified in Section 3.2(p).

“New Deer Park Memo of Lease” shall have the meaning specified in Section 3.2(t).

“New Newark Lease” shall have the meaning specified in Section 3.2(o).

EXHIBIT A

“New Newark Memo of Lease” shall have the meaning specified in Section 3.2(s).

“Non-Assignable Asset” shall have the meaning specified in Section 1.5(a).

“Noncompetition Period” shall have the meaning specified in Section 7.7(a).

“Objection Notice” shall have the meaning specified in Section 11.4(b)(ii).

“Order” shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

“ordinary course of business” shall describe any action taken by a party if (a) such action is consistent with such party’s past practices and is taken in the ordinary course of such party’s normal day to day operations; (b) such action is taken in accordance with sound and prudent business practices; (c) such action is not required to be authorized by such party’s shareholders or members (as the case may be), board of directors or any committee thereof and does not require any other separate or special authorization of any nature; and (d) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day to day operations of other Entities that are engaged in businesses similar to such party’s business.

“Other Current Assets” shall mean the assets related to and rights to payment of the type set forth on the Interim Balance Sheet next to the heading “Other current assets”.

“Outside Closing Date” shall have meaning specified in Section 10.1(c).

“Owned and Leased Vehicles” shall have the meaning specified in Section 1.1(d).

“Patents” shall mean all U.S. and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures related to the Business or any Purchased Assets or Assumed Liabilities.

“Permitted Exceptions” shall mean (a) Encumbrances for Taxes, assessments or governmental charges or levies not yet due or delinquent and being diligently contested in good faith, (b) statutory Encumbrances of carriers, warehousemen, mechanics, materialmen and the like arising in the ordinary course of business and for obligations not yet due and payable, (c) easements, restrictive covenants, rights of way and other similar imperfections of title, (d) zoning, building and other similar restrictions, and (e) Encumbrances set forth in Section 4.16 of the Business Disclosure Schedule.

“Person” shall mean any individual, Entity or Governmental Authority.

EXHIBIT A

“Personal Property” shall have the meaning specified in Section 1.1(e).

“Personal Property Leases” shall have the meaning specified in Section 1.1(g).

“Post-Closing Tax Payment Amount” shall have the meaning specified in Section 2.4(b).

“Pre-Closing Period” shall mean any taxable period ending on or before the close of business on the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

“Proceeding” shall mean any action (including any remedial or enforcement action), suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or is reasonably likely in the future to be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

“Purchase Price” shall have the meaning specified in Section 2.1(a).

“Purchased Assets” shall have the meaning specified in Section 1.1.

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Affiliate” shall mean Purchaser and any subsidiary of Purchaser. The term Purchaser Affiliate shall also include any Person which controls, or is controlled by, or is under common control with any of the Persons described in the preceding sentence.

“Purchaser Damages” shall have the meaning specified in Section 11.2.

“Purchaser Disclosure Schedule” shall have the meaning specified in Article 5.

“Purchaser Indemnified Persons” shall have the meaning specified in Section 11.2.

“Purchaser Parent” shall have the meaning specified in the Preamble.

“Purchaser Plans” shall have the meaning specified in Section 8.3(a).

“Purchaser’s Indemnification Cap” shall have the meaning specified in Section 11.6(b).

“Purchaser’s Basket” shall have the meaning specified in Section 11.6(b).

“Qualified Tank Purchases” shall have the meaning specified in Section 2.3(a).

“Qualified Tank Purchase Documentation” shall have the meaning specified in Section 2.3(a).

“Real Property” shall have the meaning specified in Section 4.16.

“Real Property Leases” shall have the meaning specified in Section 4.17.

EXHIBIT A

“Rebates and Credits” shall have the meaning specified in Section 1.1(j).

“Receivables” shall have the meaning specified in Section 1.1(a).

“Registered Intellectual Property Rights” shall mean all U.S., international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; and (iv) any other Intellectual Property Rights that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, advisors, agents, distributors, licensees, shareholders or members (as the case may be), subsidiaries and lenders of a Person. In addition, Eagle Eye, Jaws and Frost shall be deemed to be “Representatives” of Seller.

“Resolutions” shall have the meaning specified in Section 4.2(a)(iii).

“Restricted Shares” shall have the meaning specified in Section 2.1(a)(ii).

“Restricted Territory” shall have the meaning specified in Section 7.7(c).

“RSUs” shall have the meaning specified in Section 8.5.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning specified in the Preamble.

“Seller Affiliate” shall mean any Member or any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-law) of any officer, director or member of Seller or any corporation, partnership, trust or other entity in which Seller, any Member, or any such family member has a five percent (5%) or greater interest or is a director, officer, partner or trustee. The term Seller Affiliate shall also include any Person which controls, or is controlled by, or is under common control with any of the Persons described in the preceding sentence.

“Seller Damages” shall have the meaning specified in Section 11.3.

“Seller Indemnified Persons” shall have the meaning specified in Section 11.3.

“Seller Interests” has the meaning specified in Section 4.3(a).

EXHIBIT A

“Seller Parties” shall have the meaning specified in Section 2.7.

“Seller’s Indemnification Cap” shall have the meaning specified in Section 11.6(a).

“Seller’s Basket” shall have the meaning specified in Section 11.6(a).

“Specified Seller Affiliate” means any Seller Affiliate that uses “Adler” as part of its full name, title or description, other than any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-law) of Steven Adler.

“Specified Tax Authority” shall have the meaning specified in Section 2.4(b).

“Standard Rental Agreement” shall have the meaning specified in Section 4.20(c).

“Survival Date” shall have the meaning specified in Section 11.1.

“Tanks” shall mean all vehicles and tanks used in the Business, including tanks, berms, containers, and ancillary products that are leased, rented, maintained, supported, sold, marketed, or otherwise provided by or on behalf of Seller, together with any related materials and information. For the avoidance of doubt, “Tanks” shall include, without limitation, any and all (a) 21,000 gallon frac tanks, (b) 18,000 gallon double wall tanks, (c) 18,000 gallon weir tanks, (d) 21,000 gallon open top frac tanks, (e) 10,000 gallon frac tanks, (f) 25 yard vacuum containers, (g) 25 yard dewatering containers, (h) 25 yard roll-off containers, and (i) spill containment berms and all vehicles, including tank pulling trucks, roll-off trucks, pick up trucks, pallet trucks and forklifts.

“Tanks Subject to Claims” shall have the meaning specified in Section 2.4(c).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Authority” means Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Return” shall mean, with respect to any Tax, any return, statement, report, claim for refund, information return, declaration, notice, certificate or other document, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Shortfall” shall have the meaning specified in Section 2.4(b).

“Third Party Claims” shall have the meaning specified in Section 11.5.

EXHIBIT A

“Total Invoice Amount” shall have the meaning specified in Section 2.4(c).

“Trade Secrets” shall mean all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide Seller or the Business with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software, compilations of information) and all claims and rights related thereto.

“Trademarks” shall mean any and all trademarks, service marks, logos, trade names, corporate names, Internet domain names and addresses and general-use e-mail addresses, and all goodwill associated therewith throughout the world.

“Transaction” shall mean, collectively, the transactions contemplated by this Agreement.

“Transaction Agreements” shall mean this Agreement and all other agreements, certificates, instruments, documents and writings delivered by Purchaser and/or Seller or the Members in connection with the Transaction.

“Transferred Employees” shall have the meaning specified in Section 8.1.

“Transfer Taxes” shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the transfer of Purchased Assets or assumption of Assumed Liabilities, together with any interest, additions to Tax or penalties with respect thereto and any interest in respect of such additions to Tax or penalties.

“Unbilled Accounts Receivable” shall mean trade accounts receivable that would, in the Seller’s ordinary course of business, be billed at the end of the month in which the Closing occurs, but are attributable to the period from the first day of the month in which the Closing occurs through the Closing Date. The amount of Unbilled Accounts Receivable shall be mutually estimated and agreed between the parties.

“WARN Act” shall have the meaning specified in Section 4.21(e).

“Workers” shall have the meaning specified in Section 4.21(a).

EXHIBIT A

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

EXHIBIT AND SCHEDULES

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Members’ Consent
Exhibit 3.2(a)	General Assignment and Bill of Sale
Exhibit 3.2(b)	Assignment and Assumption Agreement
Exhibit 3.2(e)	FIRPTA Notification Letter
Exhibit 3.2(n)	Opinion of Seller’s Counsel
Exhibit 3.2(o)	Lease for Newark, New Jersey Facility
Exhibit 3.2(p)	Lease for Deer Park, Texas Facility
Exhibit 3.2(s)	New Newark Memo of Lease
Exhibit 3.2(t)	New Deer Park Memo of Lease
Exhibit 3.3(e)	Opinion of Purchaser’s Counsel
Exhibit 9.1(c)	Form of Consent to Assignment
Exhibit 9.1(f)(i)	Key Employees – All Must Transfer
Exhibit 9.1(f)(ii)	Key Employees – Three (3) of the Four (4) Must Transfer
Exhibit 9.1(f)(iii)	All Employees

Schedules

Schedule 1.1(c)	Machinery and Equipment
Schedule 1.1(d)	Owned and Leased Vehicles
Schedule 1.1(e)	Personal Property
Schedule 1.1(f)	Leased Real Property
Schedule 1.1(g)	Personal Property Leases
Schedule 1.1(j)	Rebates and Credits
Schedule 1.1(m)	Business Claims
Schedule 1.3(a)	Assumed Contracts
Schedule 1.3(c)	Assumed Payments Regarding Tanks Subject to Claims
Schedule 2.2(c)	Independent Accounting Firm
Schedule 2.3	Identified Tanks Purchased
Schedule 2.4(a)	Payments to Third Parties Due
Schedule 2.4(b)	Specified Tax Authorities
Schedule 2.4(c)	Tanks Subject to Claims
Schedule 2.5	Allocation of Purchase Price
Schedule 4	Business Disclosure Schedule
Schedule 4.31(d)	Accredited Investor Questionnaire
Schedule 4.33	Members’ Questionnaire
Schedule 5	Purchaser Disclosure Schedule
Schedule 7.9	Certain Properties
Schedule 8.1	Transferred Employees
Schedule 9.1(c)	Assignment Consents Required as a Condition to Closing